SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2018 to December 31, 2018)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business, electrical construction business and fire protection facility business

9.	Real estate and housing business

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.

Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Activities of management consultancy

28.	Warehousing and storage

29.	Total construction business

30.	Specialized design services

31.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•

At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•

At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•

At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•

Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

•

At the annual general shareholders’ meeting held on March 23, 2018, KT’s shareholders approved the addition of electrical safety management agent business. They also approved the Total construction business for Clarification of Business Purpose and Specialized design services for Business Area Expansion.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

	(As of December 31, 2018)		(Unit: Shares)
		Type of Shares
Category		Shares	Total
	I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
	II. Total Number of Issued Shares	312,899,767	312,899,767
	III. Total Number of Reduced Shares	51,787,959	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—
	2. Share Retirement	51,787,959	51,787,959
	3. Redemption of Redeemable Shares	—	—
	4. Other	—	—
	IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
	V. Number of Treasury Shares	15,967,040	15,967,040
	VI. Current Number of Issued and Outstanding Shares	245,144,768	245,144,768

B. Status of Capital Increase/Decrease

(As of December 31, 2018)				(Unit: Won, Shares)
Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
December 31, 2017	—	—	—	—	—	—

C. Acquisition and Disposal of Treasury Shares

(As of December 31, 2017)						(Unit: Shares)
Method of Acquisition		Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the-Counter	16,014,753	847,620	895,333	—	15,967,040
	Exchange-Traded	—	—	—	—	—

Subtotal		16,014,753	847,620	895,333	—	15,967,040

Indirect Acquisition (e.g. Trust Contract)		—	—	—	—	—

Total		16,014,753	847,620	895,333	—	15,967,040

•	The above “Beginning of Term” means as of January 1, 2018 and “End of Term” means as of December 31, 2018, which is the most recent date of shareholder registry.

•	Details of acquisition of treasury shares from January 1, 2018 to December 31, 2018 are as follows.

•	Acquisition of Treasury Shares

•	From August 8, 2018 to September 6, 2018, KT acquired 847,620 shares of treasury shares for stock grant to employees as a part of remuneration for FY2017

•	Disposition of Treasury Shares

•	On May 14, 2018, KT disposed 3,192 shares of treasury shares for stock grant to Outside directors as a part of remuneration for FY2017

•	For stock grant to executives and employees as a part of remuneration for FY2017, KT disposed 44,512 of treasury shares on August 31, 2018, and 847,620 shares of treasury shares on September 20, 2018.

4. Voting Rights

(As of December 31, 2018)			(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	15,967,040	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	245,144,768	—
	Preferred Shares	—

5. Dividends and Related Matters

A. Dividends

KT determines its shareholder return policy by considering business performance and cash flow after completing its investment for long-term growth opportunities and retaining internal cash requirements. KT’s shareholder return policy is subject to change depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2018	FY2017	FY2016
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		762,305	561,526	834,572
Net Profit per Share (Won)		2,809	1,946	3,054
Year-end Cash Dividend (in Millions of Won)		269,659	245,097	195,977
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		39.2	51.4	26.2
Cash Dividend Yield (%)	Common Shares	3.6	3.2	2.6
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,100	1,000	800
	Preferred Shares	—	—	—

•	Net Profit, Net profit per share, Cash dividend propensity are based on consolidated result.

•	Cash dividend Pay Out (%) is calculated on a basis of Net Profit contribution to KT.

II. Business Details

1. Overview

•	Customer & Marketing - KT

(1) Characteristics of the Industry

The telecommunication business involves a wide range of businesses such as mobile communications, broadband, IPTV, fixed-line telephony, line lease and enterprise solutions. On dramatic change of technology and customers’ needs, the traditional telecommunication business (fixed-line telephony, broadband, mobile communications) is increasingly evolving into convergence territory including wireless/wireline and telecommunications/broadcasting. The value chain is expanding to adjacent sectors including finance, security, energy and etc. from previous contents, platform, network and terminal.

(2) Growth of the Industry

•	The status of subscribers

Category	2018	2017	2016
Broadband internet Subscribers (‘000)	21,286	20,989	20,349
Local Telephone Subscribers (‘000)	14,334	15,039	15,746
Mobile Phone Subscribers (‘000)	66,356	63,659	61,296
IPTV Subscribers (‘000)	16,599	15,389	14,071

*	Source: Broadband internet / Local Telephone / mobile Phone –the Ministry of Science and ICT (www.msit.go.kr) end-2018 disclosure

IPTV – Company IR data

(3) Characteristics of Economic Cycle and Seasonality

The demand for communications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income decline, it could have an adverse impact on KT’s business activities.

(4) Market Conditions

4-1. Market Stability

Most business area for telecommunication service are limited to a domestic market. It is divided into B2C business for individual customers and B2B business for enterprise customers.

B2C business targets the whole nation regardless of gender, age, income and residential districts.

However, The Korean telecommunication market is competitive to grow. First, most of business (mobile, broadband internet, local telephone) are in the mature markets. Second, severe competition exists for subscriber acquisition among the telecom companies. The number of local telephone has declined consistently because it has been substituted for mobile phone service. Also, the grow rate of subscribers of broadband internet, IPTV, mobile phone has declined. Despite of that, the number of premium service subscribers increases by advanced technology, new devices and increased mobile data consumption.

4-2. Competition

•	Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance, International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Internet telephones (VoIP): SK Broadband, SK Telink, LG U+, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable TV & relay wired broadcasting operators)

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	IPTV: SK Broadband, LG U+

•	Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

4-3. Market Share

(Number of Subscribers basis)	Operator	Market Share (%)
		2018	2017	2016
Local Telephone	KT	80.6	80.5	80.6
	SK Broadband	15.7	16.1	16.2
	LG U+	3.7	3.4	3.2
Mobile Telephone	KT	31.6	31.2	30.6
	SK Telecom	47.2	48.2	49.1
	LG U+	21.2	20.6	20.3
Broadband internet	KT	41.0	41.7	41.9
	SK Broadband	25.4	24.9	24.6
	LG U+	18.9	18.2	17.7
	Service Operators	14.7	15.2	15.8
IPTV	KT	47.3	48.6	50.0
	others	28.5	28.4	28.2
	total	24.2	23.0	21.8

*	Source: Broadband internet / Local Telephone / mobile Phone –the Ministry of Science and ICT (www.msit.go.kr) end-2018 disclosure

IPTV – Company IR data

*	Mobile Telephone market share excludes other connections for managing telecommunication facilities

*	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

*	Revisions of broadband internet market share in 2016, 2017 were caused by SKT’s re-release in December 2018

4-4. Competitiveness

•

KT provides the best services such as the world’s first inter-networking (TDD-FDD) LTE roaming and VoLTE call in 2013, development/demonstration of 5G Network CA technology in 2014, VoLTE network interworking with SK Telecom and LGU+ in 2015 and so on.

In particular, KT contributed to the national competitiveness of technology by providing a differentiated network competitiveness with the evolution to the 4CA, GiGA WiFi building, commercialization of GiGA LTE with the combination of WiFi and LTE network and export of technology. GiGA LTE’s speed is 15 times faster (Max 1.167Gbps) than that of LTE.

KT has adopted C-DRX (Connected mode Discontinuous Reception) in nationwide LTE network and every LTE handsets in April 2017. Through this efforts, KT customers saved battery usage time by maximum of 45%(Galaxy S8, Youtube continuous play base). From October 2017, KT applied C-DRX technology for VoLTE service with LTE network. KT successfully hosted the Pyeong-Chang Olympics to be the first worldwide 5G Olympics by using LTE network innovation know-how built up over years. KT has built up the trial network and 5G standards with global equipment and telecom players and is preparing 5G era with various service trials and development first of all.

•

KT leads the data-centric mobile market by differentiated plans and benefits. KT launched ‘LTE Data Choice’ plan for the first time, which helped people choose by the amount of data and offered unlimited voice call, text message service in May 2015. In addition, KT has expanded its influences to the youth market by rolling out ‘Y24’ plan which was the first plan for under the age of 24 in Korea.

KT launched ‘Data ON’ which not only added more data benefits, but also offered unlimited data in May 2018. Also, KT has strengthened competitiveness in the data-centric market by launching ‘LTE Basic’ plan which was 33,000 won per month. Since 2016, KT has strengthened its presence its youth market by rolling out exclusive youth plan, ‘Y24 ON’ again in September 2018.

•

In terms of contents, KT tries to enable increased utilization of smartphone by providing services such as ‘Genie Music’ which is a music service application, ‘olleh TV mobile’ which is a video and TV service application and so on. In order to meet customer’s needs, KT also has launched ‘Media Pack’ which combined all of contents service applications (Video/Music, etc).

•

KT launched iPhone for the first time in Korea in 2009 and brought in a smartphone era. In addition, KT expanded the tablet market base by introducing iPad for the first time. KT continues to introduce emerging devices such as smart phone, pad and kids phone actively. By using this, KT strengthens market competitiveness and builds customers’ perception of KT as a market leader.

•

In the PSTN business, KT owns 80.6% of market share as of the end of 2018 with its high brand value and loyalty from customers. However, as mobile business began introducing unlimited voice call, and voice call was further substituted for SNS and Messenger, PSTN revenue and customers have been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through various pricing plans (ex. flat rate plans).

•

In the broadband internet arena, KT introduced GiGA internet service which performed 1Gbps speed for the first time in Korea. Through this GiGA internet, KT maintains the market leadership with strong competitiveness despite competitive market environment. KT provides GiGA infrastructure nationwide and leads a premium market by launching 10GiGA internet in October 2018.

•

IPTV business is growing with real time broadcasting business and various VOD contents in the portion of total pay TV market. Especially, KT introduced AI based IPTV set top box ‘GiGA Genie’ on January 2017 and achieved 500 thousand customer level in a year. The number of ‘GiGA Genie’ reached 1.3 million at the end of 2018. It will growing continuously with qualitative customer growth and the platform revenue increase, such as VOD, advertisement, home shopping channel commission fee, etc. and AI platform with English, education contents development, enhancement of voice recognition and Home IoT connection, etc.

(5) Status and Forecast of New Businesses

In order to secure continuous growth potential, KT has been actively expanding its business into new businesses with growth prospects. KT aims to offer ubiquitous services for subscribers while offering telecommunication based business solutions to corporate clients.

KT is enhancing future growth business by focusing on making synergies among 5 areas: smart energy, integrated safety, next generation media, healthcare, intelligent networked transportation, and other businesses. Especially, KT is driving new growth engine based on IoT, Big Data and Convergence, and preparing to develop next generation services of autonomous machines, such as self-driving cars based on 5G network and VR.

•	Financing Business – BC Card

(1) Characteristics of the Industry

Credit card business involves issuing credit card, paying for transaction with a credit card and managing credit card member stores. Credit card business generates revenues through transaction fee, annual fees and so on. If a company desires to enter credit card business, government permission is required. Also, government regulation is strong, so this industry has a very high entrance level.

(2) Growth of the Industry

Until 2010, the credit card business grew exponentially with the supportive policy of the Korean government. However, as overall levels of credit card users began to saturate and the decline of average credit card payments have escalated, the card business market is facing difficulties in securing a sustainable growth.

(3) Characteristics of Economic Cycle and Seasonality

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

(4) Market Conditions

4-1. Competition

•	Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana Card.

•	Factors of Competition

•	The number of member card issuers, the number of card transactions, member stores, and the number of issued cards.

4-2. Market Share

Category	2018	2017	2016
Card transaction M/S	24.1%	24.9%	26.1%

*	Source: BC Card’s internal data

(5) Competitiveness

BC Card’s main business is in the acquisition of credit card issuers and in issuing credit cards on behalf of client credit card issuers. In addition, BC Card provides money transfers, insurance, telecommunication sales and travel services to its cardholders.

(6) Status and Forecast of New Businesses

BC Card is expanding its business to standardize and commercialize the next-generation of mobile cards and payment processing in traditional markets. In addition, it expects to increase profits by innovating the transaction process.

•	Satellite Broadcasting Business – KT Skylife

(1) Characteristics of the Industry

The broadcasting market is broadly classified into the pay-TV market, the broadcasting channel trading market, the broadcasting program trading market, and the broadcasting advertising market.

In the pay-TV market, pay-TV broadcasting platforms (general cable broadcasting companies, satellite broadcasting companies, and IPTV providers) provide multi-channel broadcasting services and secure subscribers. In the analog broadcasting market cable broadcasting companies provide service and in the digital broadcasting market, cable broadcasting operators, satellite broadcasting operators, and IPTV providers are competing.

In the broadcast channel trading market, pay-TV platform operators configure a channel package on channels provided by terrestrial broadcast and program providers and its own channels. It receives license fee in return for transmitting the contents and in exchange pay channel fee (license fee) to terrestrial broadcasters and broadcasting service providers.

In the broadcasting program trading market, terrestrial broadcasters and broadcasting channel operators create its own programs or receive programs from subcontracted program producers, etc., and earn profits by audience rating-based-advertisement and paid broadcasting license fees.

In the broadcasting ad market, terrestrial broadcasters and broadcasting service providers earn profits by providing advertisements on their respective channels. pay-TV platform operators also earn profits via utilizing allocated advertisement time by its own channels or broadcasting service providers.

In addition to the above markets, there is a home shopping channel transmission market which is concluded between home shopping operators and paid broadcasting platforms (general cable broadcasting operators, satellite broadcasting operators, and IPTV providers). Home shopping transmission fee is contracted every year in exchange for home shopping operators paying the platform separately depending on the contribution of sales to the platform.

(2) Growth of the Industry

Broadcast services are evolving into multiple media services such as mobile and OTT as well as broadcast and communication convergence services based on wired networks. In particular, personalized services that actively provide the optimal service for personal situation information and preference are growing through knowledge accumulated in the network. Ultra-high definition UHD (Ultra HD) which is 4 ~ 16 times clearer than full HD broadcasting, Next-generation broadcasting services such as multi-channel services are growing. The broadcasting service market is characterized by an intrinsic nature. The total market size based on the number of subscribers is steadily increasing, and it increased by 1.9% as of 2Q 2018 compared to last year.

(3) Characteristics of Economic Cycle and Seasonality

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

(4) Market Conditions

4-1. Competition

The terrestrial broadcasting service includes radio, television and terrestrial DMB. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. The number of relay wired broadcasting operators is decreasing due to M&A or liquidation of business.

KT Skylife is the sole provider of satellite broadcasting service in Korea and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV) and recently OTT service emerged as the new competitor. As consumers consume contents via mobile more often OTT market is expected to grow further.

4-2. Market Share

•	Paid-TV market share as of 2Q 2018

Companies	Total Paid TV
	Subscriber	M/S
SO Total	13,940,289	43.3%
Satellite broadcasting	3,260,271	10.1%
IPTV Total	15,015,907	46.6%

Total	32,216,466	100.0%

*	Sources: the Mistry of Science and ICT (www.msit.go.kr) 1H 2018 disclosure

(5) Competitiveness

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

In addition, recently UHD (4x definition of HD) market is growing, because of increasing proportion of UHD TV sales since the price of UHD TV is continuously decreasing as the competition among manufacturers becomes severe. Also, UHD contents production is expected to be vigorous. Since 3 UHD terrestrial channels commercialized real time services in June 2015, KT Skylife expanded its UHD channels of 5 which is the largest in Korea in the end of 2016, has 1 million UHD customers as of end of 2Q 2018 and is leading the UHD broadcasting market.

(6) Status and Forecast of New Businesses

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service - KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife has launched ‘SLT’ (Skylife LTE TV) service on July 2017, which is next generation hybrid media service. SLT is the service, which is provided high quality image not related to the driving condition by combining KT’s LTE technology and satellite broadcasting service. And KT Skylife has launched ‘TELEBEE’, which is the online multimedia service without certain contract on September 2017. KT Skylife will provide the new media experience with TELEBEE to the customers in the quickly evolving OTT market trend.

•	Others - KT Telecop

(1) Characteristics of the Industry

Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets. Services offered could be divided into four broader categories: Dispatch, Non-dispatch, Comprehensive Security, etc. Dispatch services involves installation of sensors and surveillance cameras at households and stores in order to promptly dispatch a field security agent in case of emergent situation by Control Center. For non-dispatch services, customers could check security conditions through installed surveillance cameras at households and stores. If needed, a dispatch services is also provided. Comprehensive services entails a field security agent to present on-site to patrol and control entrance/exit.

(2) Growth of the Industry

With the increase of disposable income, single (two) person households, and heinous crimes security industry is continuously growing. Also with its high entry barriers and inelastic characteristic to economy its stability is high as well. Security industry is to expand to convergence business and bio-verification areas from simple dispatch and guard service. For fiscal year 2017, market size of bio-security services was approximately KRW 2.6 trillion with YoY 4%. For fiscal year 20185, the market grew approximately 4%. Despite low global growth and economic crisis, the industry is to grow steadily as demand for safety increases.

(3) Characteristics of Economic Cycle and Seasonality

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth outlook. As the importance of CCTV service has been realized recently, and the high-definition CCTV has become popular, the sustained growth is expected.

(4) Market Conditions

Competition within a security industry has been intensified due to new market participants. Currently, security industry is expanding with sales of IOT based products for households and small businesses. Market conditions is expected to intensify over time as an industry will experience developments of convergence security technologies that encompass cloud based video surveillance, AI security solutions, physical/data security.

(5) Competitiveness

Security companies have focused on price competition as an attempt to increase its market share, but are now extending the range of competition to the convergence security with combining physical and information security according to the IT technology development.

KT Telecop is extending business spectrum by expanding its video security, total solution security and mobile information security businesses based on the personnel guard service in nationwide coverage.

(6) Status and Forecast of New Businesses

KT Telecop launched first the platform based All-IoT security service in the world. With the introduction of All-IoT, KT Telecop will leading the systematic security paradigm and business model innovation. With this model, KT Telecop will be able to converge with various IoT sensors, including GiGAeyes to continuously maximize customer satisfaction.

•	Others - Genie Music

(1) Characteristics of the Industry

The music industry refers to all industrial areas that produce added value and generate economic value through music in various fields such as composition, performance, publishing, copyright, management, music, broadcasting, advertising, and movie music. The music industry can be divided into two main categories. One is the traditional offline music industry, such as planning and production of music, and distribution. The second is online media convergence, which produces and distributes digital music through online and mobile media.

Since 2000, the size of the offline music industry has been steadily declining. However, since the digital music industry surpassed the scale of offline music industry in 2004, it continues to grow and has become a bridgehead for growth of the domestic music industry. Since the end of 2009, as the spread of smartphones has expanded, the use of music content via wireless internet such as 3G, LTE and WiFi is continuously increasing.

(2) Growth of the Industry

According to the “2016 Music Report” published by the Korea Creative Content Agency, online music retailer sales grew 12.6% YoY in 2015 and 12.0% average in 2013 ~ 2015. The spread of Smart Devices since the end of 2009 has laid the foundation for the growth of business to customer wired and wireless services. As the concept of “non-allegations” is applied (July 23, 2009), the possibility of distribution of illegal music is diminishing. The digital music industry is expected to grow gradually based on this strong copyright law.

(3) Characteristics of Economic Cycle and Seasonality

The music business is less sensitive to economic fluctuations as a means to fulfill basic cultural spending industry. Recent trends show that line-up of music contents affect sales revenue more than seasonality factor.

(4-1) Market Conditions

Although market entry barrier is fairly low, it is difficult for new market participant to secure competitiveness due to less differentiation among services and prices offered by market players.

(4-2) Market Shares

It is difficult to estimate the market share because of the characteristics of the business area.

(5) Competitiveness

Loen(service name melon), which is the first player, held the practical majority MS in the digital music service business and the other players are positioning 2nd~4th place. Genie music (service name Genie) has grown 2nd player position in 3 years based on the B2B2C strategy targeting KT wireless customers. Also, Genie music launched value added music service, which is targeting LG Uplus wireless customers in April 12, 2017 and is taking competitiveness as a B2B2C player.

(6) Status and Forecast of New Businesses

KT M mobile hasn’t executed newly and there isn’t new important business by board decision in the disclosure period.

•	Others - KT Estate

(1) Characteristics of the Industry

The real estate development business is a project that covers a series of processes from the preparation of the development business such as real estate acquisition, business fund procurement, project planning and promotion, construction management to stabilization after development. The real estate development business is heavily influenced by changes in the financial environment, such as interest rates and capital availability, as well as real estate conditions, due to the large capital input and long-term development planning. Real estate development projects have a higher return than subcontracting projects when they succeed, but it is a high-risk business that requires efficient risk management.

The real estate leasing / management business includes (1) real estate property management business (PM) that covers the operation, maintenance, lease management and financial management, (2) real estate facility management (FM) that covers operation, maintenance and renovation of various facilities to create pleasant and convenient real estate use, and (3) asset management (AM) that provides a professional services in acquisition and disposal processes of real estate assets.

(2) Growth of the Industry

Real estate business is continuously changing and evolving on social/economic changes. Previously industry was driven by construction companies supplying apartments and small scale businessmen providing leasing and management service. However, the industry is to confront gradual transition as low growth and matured market is expected with the decline of birth rate and marriage rate, and an aging population. Accordingly the demand for comprehensive real estate leasing / management services centered on small residential facilities such as urban living houses is expected to increase gradually.

(3) Characteristics of Economic Cycle and Seasonality

The real estate market is heavily dependent upon cyclical movements of the economy.

(4-1) Market Conditions

Real estate development and the rental and management business are sensitive to each real estate’s conditions, including purpose of building, style of architecture, locations of sites, etc.

(4-2) Market Shares

It is difficult to estimate the market share because of the characteristics of the business area.

(5) Competitiveness

KT Estate has expanded its business portfolio into real estate development and rental and real estate management after receiving investment in kind of 95 major real estate assets from KT on December 1, 2012. KT Estate expanded their business portfolio to consulting, lease, development business, facility management and Securitization areas in the whole value chain.

In 2018, real estate development and investment unit started a construction of the Song-pa development project for hotel and Officetel properties in January. As part of Eul-ji development project, the Novotel Dongdaemun and Residences completed in June and opened for business in July. Furthermore, KT Estate has begun a developmental project of KT Northern Seoul Headquarter to transform the site into next-generation smart multi-purpose complex to become a new landmark.

Meanwhile, Asset business has contributed a value-added services and additional profits through offering leasing of officetels and management of properties under custody.

(6) Status and Forecast of New Businesses

From 2012, KT Estate received approximately KRW two trillion worth of real estate from KT through payment-in-kind transactions. The phenomenon has allowed KT Estate to conduct its own real estate developments, leasing, management operations in addition to existing real estate developments and consulting businesses to KT. Establishment of joint venture with the Japanese company Daiwa Living that specializes in leasing of small-sized housings, KT Estate has obtained an expertise in operations of small-sized housing. KT Estate plans to offer total real estate asset management including planning, investment, and management of clients’ real estate.

•	Others - KT Hitel

(1) Characteristics of the Industry

Contents: Our content business sources digital distribution rights for video content, supplies it to distribution platforms, and distributes profits. Content business with its characteristic of One Source Multi Use (OSMU) can create various economic added value emerging as one of the growth engines of Korea. With OSMU’s characteristics, increased content consumption platforms, introduction of prosumers that simultaneously produce and consume content, and the popularization of mobile devices are creating a favorable environment for industrial expansion. We expect to benefit from industry growth as a business operator.

T-commerce: T-Commerce industry is commerce for digital pay-TV subscribers providing two-way services. It has the characteristic of both TV home shopping and Internet shopping. T-Commerce is emerging as new retail channels because while product information can be delivered though TV that customers are familiar with, customers can search for products of interest unlike one-way service that TV home shopping provides.

(2) Growth of the Industry

Contents: Thanks to the growth of the existing IPTV market and the increase in digital convergence of CATV, there is a sufficient amount of content consumption channel and stable growth is expected. In addition, the diffusion of smart media and the spread of one-person households are expected to continue to popularize non-real-time mobile-centric personalized on-demand content consumption. With the expansion of content consumption using digital contents platforms such as OTT and MCN (Multi-Channel Network), we expect that the activation of production and consumption of online contents such as web drama and web art will stimulate the expansion of industry. We expect to benefit from the growth of the industry as the largest operator in Korea with IP (Intellectual Property) and intellectual property rights (IPTV, mobile, etc.), including movies and dramas.

T-commerce: Market is experiencing a continuous growth despite a decline in an average daily TV consumption time. Expansion of IPTV coverage and set-up box with A.I speaker, and increased convergence between TV and mobile will enhance shopping experience to another level and allow continuous growth in T-commerce business.

(3) Characteristics of Economic Cycle and Seasonality

Contents: Market is less sensitive to seasonal factors than other businesses. The market appears to be more affected by content line-ups rather than factors related to seasonality

T-Commerce: The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

(4-1) Market Conditions

Contents: The market is experiencing a vertical integration that distribution companies involves in creating contents. To maintain KT Hitel’s competitiveness of owning most IP contents, investment is executed every year to early phase of contents production to create additional profits. Furthermore, KT Hitel is actively responding to competitive environment through executing new business in related fields, such as exhibitions/concerts, webtoons, etc.

T-Commerce: There are four competing operators, excluding home shopping. Market condition is changing in fast paced, and competition is spreading into Mobile in addition to TV. KT Hitel maintains its reputation as a leading T-Commerce operator by continuously expanding size of its business and differentiated service offerings.

(4-2) Market Shares

Contents: It is difficult to estimate the market share because of the characteristics of the business area.

T-Commerce: It is difficult to estimate the market share because of the characteristics of the business area.

(5) Competitiveness

Contents: Market is expanding to the secondary market related to the growing consumption of contents. It is increasing customer’s purchase of PPV contents and patterns of consumption are verifying. Also their own OTT service launch of media players is increasing and snack-cultural consumption is expanding focused on the mobile media. And the value of original IP is increasing to make possible One-Source Multi-Use, such as the successful movie based on webtoon.

T-Commerce: Expanding of Digital broadcasting subscriber of IPTV and high quality set top box will make favorable environment for the multi interactive data shopping like T-commerce, which is possible to purchase goods comfortably with TV remote control and AI speaker.

(6) Status and Forecast of New Businesses

KT Hitel offers IP based edged service data broadcasting T commerce ‘K shopping’ channels after it launched since July 2013. KT Hitel has total 26 patents (2018.12.31) for T-commerce and is preparing the changed competitive environment by adding new patent every year. Also KT Hitel is leading innovation of customer’s shopping experience with the new voice shopping function. KT Hitel will leading the T commerce market with the platform innovation and differentiated service going forward.

•	Others - KT Sat

(1) Characteristics of the Industry

Satellite based services business generates revenues from utilizing allocated orbits and spectrums from government. Therefore, operator must obtain satellite orbits and spectrum allocation from government. With two additional satellites launched in May 2017 and October 2017, Kt Sat owns total of four satellites.

(2) Growth of the Industry

The market size of the global satellite leasing industry is KRW 15 trillion in 2018. Companies such as Intelsat, SES and Eutelsat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry is expected to expand into South East Asia, Middle Asia, Africa, and Latin America.

(3) Characteristics of Economic Cycle and Seasonality

Transponder leasing - one of KT Sat’s major services – typically has a five-year (or longer) contract with its clients and its main clients are government and broadcasting companies. As a result, KT Sat is not susceptible to seasonality and market fluctuations. However, the marine service for shipping companies is sensitive to market conditions.

(4-1) Market Conditions

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

(4-2) Market Shares

There is no national market share information. However KT Sat, which has satellite, is the only one player in Korea and the global market share is approximately 1%.

(5) Competitiveness

KT Sat was spun off from KT on December 1, 2012. Its global revenue is continuously increasing despite of the stagnant domestic revenue. The satellite market in Korea is expected to expand due to increasing UHD channels and demand of repeaters of UAV, and demands for the rental repeaters is expected to increase because of increasing number of DTH companies and the broadcasting channels globally. Thus KT Sat has launched 2 satellites in May and October 2017 targeting Asian and Indian market and is focusing capacity of the marine satellite telecom service.

•	Others - Nasmedia

(1) Characteristics of the Industry

In the domestic advertising market, the reorganization of the market structure is becoming more and more prevalent among multinational advertising companies and domestic large-scale large advertising companies. In this environment, the advertising industry is focusing on providing comprehensive marketing communication services. In the case of small and medium-sized advertising companies, it operates as a media agency specialized in media agency and an advertising agency specialized in creative. Recently, online advertising, which is the fastest growing segment, is experiencing an increasing proportion of global players’ services, with service fierce competition among major portals. Major portals are constantly in the process of restructuring their advertising operations due to increased demand for advertising.

(2) Growth of the Industry

In 2017, the size of the domestic advertising market is estimated to be 12.96 trillion won, a 2.6% increase from 2016. For 2018, the market is expected to grow approximately by 9%. Particularly, mobile advertising had grown more than 13.5% and it emerged as the No.1 Media within the category. In addition, smart advertising (IPTV, mobile, internet, and digital signage) went up 6.0% signaling advertising market is transforming from traditional media to digital media. IPTV advertisement which had recorded minus growth in 2016 had turnaround in 2017 recording 4.9% growth. Meanwhile, digital signage advertisement had slightly slow-downed recording minus 1.2% growth.

(KRW Million)	2019(E)	2018	2017
Internet	2,083,570	1,915,487	1,909,192
Mobile	3,976,475	3,597,819	2,865,945
IPTV Ad.	116,020	114,656	99,307
Digital Signage	1,363,960	1,336,572	1,305,948

Source: 2018 KOBACO

(3) Characteristics of Economic Cycle and Seasonality

The advertising market is often viewed as the barometer of economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

(4-1) Market Conditions

Competing Competitors:

•	Online Advertisement: Mezzomedia, DMC Media

•	Digital Media Advertisement (IPTV): Incross, Dartmedia

•	Digital Interior Advertisement (SMRT): Jeonhong, Yujinmetro

Market Entry Requirement:

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission.

•	Digital Interior Ads: business operations must be approved by district borough office

Factors of Competition: Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

(4-2) Market Shares

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each company’s target sales.

(5) Competitiveness

Nasmedia, celebrating 18th anniversary this year, took the first step in 2000 starting as an internet advertisement media representative. Since 2000, nasmedia has grown as the No.1 media representative executing optimal digital advertisement based on wide networks and expert media planning services.

Nasmedia has expanded our area of expertise to mobile, digital broadcasting, digital OOH and other various ad campaigns, setting innovative trends in the fast-changing environment including digitalized media, N-Screen service.

With extensive ad campaign experiences with various media networks, along with multiple proprietary scientific and systematic solutions, nasmedia is now commonly acknowledged as the no.1 digital media planning representative agency in Korea.

(6) Status and Forecast of New Businesses

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network and will develop total advertising effect measure solution and make synergy with KT, which has on-,off-line media channels, by combining sales network of Nasmedia, online display and search advertisement with PlayD (Nsearch marketing) acquisition. Nasmedia will be digital media representative company to suggest channel strategy for all digital media and total marketing communication.

Furthermore, Nasmedia established the Nasmedia (Thailand) Co. Ltd. to make an expansion into global market. By leveraging its expertise on online, offline, and mobile advertising, Nasmedia will spread its presence into southeastern Asia.

2. Main Products and Services

A. Revenue breakdown of operating segments(Unit : million)

Segment	2018	2017	2016
Marketing/Customer	16,571,509	16,242,552	16,144,415
Portion of total revenue (%)	60.9	59.7	59.4
Finance	3,560,417	3,637,917	3,577,549
Portion of total revenue (%)	13.1	13.4	13.2
Satellite TV	690,821	685,822	665,053
Portion of total revenue (%)	2.5	2.5	2.4
Other	6,373,639	6,491,890	5,934,882
Portion of total revenue (%)	23.4	23.9	21.8
Sub-sum	27,196,386	27,058,181	26,321,899
Elimination	(3,736,243)	(3,670,914)	(3,578,234)
Consolidated amount	23,460,143	23,387,267	22,743,665

B. Trends in price changes for major products, etc.

•	Customer & Marketing - KT

Service	2018	2017	2016
Local telephony	• No Change	• No Change

<2016.2>

•  Brand Pop-up service launch (2.26)

•  Connect calls when calling from the smartphone

•  An image call connection service that displays the image / name / greetings previously registered by the customer (individual carrier) on the outgoing smartphone

<2016.3>

•  Media CID launch

•  When a call is made from a local phone to a mobile phone, the information of the caller is displayed in the form of multimedia

Mobile	<2018.01> • LTE Selective Data Plan 87.8 launch (1.2) • Offer free Media-pack service <2018.02> • LTE Selective Data Plan for senior launch (2.1) • LTE Selective Senior 32.8/38.3/43.8 launch	<2017.01> • 50% off for Smart Device (1.1) • 50% off monthly price with smart device sign up with “Data together Plan” <2017.02> • Y Junior Plan launch (2.6) • Y Junior 19.8

<2016.3>

•  Y24 Pricing Plan launch (3.3)

•  Y24 299/349/399/449/499/ 599 6tyle launch

•  Offers ‘Three Hours Daily Data’ and ‘Half Content’ benefits for under-24s

<2016.4>

•  Wearable device tariff plan launch(4.7)

•  LTE Data Sharing Plan for the disable launch (2.1)

<2018.3>

•  LTE Data Selective (Non-contract) Plan launch (3.14)

•  8 types : 32.8/38.3/43.8/49.3/ 54.8/65.8/76.8/87.8/109

•  LTE Voice Plan launch (3.26)

•  2 types : 12.1/18.7

<2018.8>

•  LTE Wearable Device Plan launch (8.31)

<2018.9>

•  Y24 On Plan launch for under 24 ages

•  Y24 On Talk/Video/ Premium (9.3)

•  Y Basic Plan for under 24 ages launch (9.17)

•  Offer double data than LTE Basic Plan

<2018.11>

•  Unlimited data plan for subscriber taking university entrance exam (11.1)

•  Offer data unlimited plan to person born between 1999 to 2000

•  Offer unlimited voice call for on-net 2 line

<2017.04>

•  Premium pricing plan launch(4.3)

•  Data Roaming free for 24 days/60 days for LTE Data Selective plan of 87.8/109

<2017.08>

•  Unlimited data plan for former Military

•  Offer data unlimited plan to subscriber discharged from army.

<2017.11>

•  Y24 Pricing plan launch

•  Y24 76.8 (11.1)

•  Unlimited data plan for subscriber taking university entrance exam

•  Offer data unlimited plan to person born between 1998 to 2000

•  Launch additional “Data Together Plan”

•  Launch Data Together Medium plan for wearable device

<2016.7> • Actioncam tariff launch <2016.8> • Yteen tariff launch • Yteen 20/27/32/38 4 type launch <2016.9> • Data Together Plan launch <2016.11> • Y unlimited Data festival campaign

Broadband

<2018.2.1>

•  GiGA Plus TV Promotion

•  Offer GiGA Internet, PPV/PPS for OTV15 new contractors

•  Period : ’18.2.1~18.7.31

<2018.4.1>

•  Half price promotion for 1G GiGA Internet new subscribers

•  Period : ’18.4.1~18.9.30

<2018.4.1>

•  WiFi AP Rental fee cut and multiple AP program launch

•  Offer 50% discount of Wii AP rental fee for 3 year contractors

<2018.6.1>

•  Family Plan AP rental fee discount

<2017.2.1>

•  GiGA Internet Discount Promotion with IPTV

•  Offer discount to subs signing contract than 1 year with IPTV

•  Period : ’17.2.1~17.7.31

<2017.3.13>

•  VIP Promotion

•  Offer additional discount to current customer using more than 7 years

<2017.3.13>

•  Launch new 200Mbps product

•  ~~W~~27,500 with 3 year contract

<2017.4.13>

•  Discount promotion to on-line sign-up

•  Offer discount to new customer making contract via www.kt.com

<2016.1.1>

•  GIGA Internet Subs 1M promotion

•  For user, GiGA / UHD / GWH GiGA WiFi home Rent discount

•  Term : 16.1.1~3.31

•  1G Discount Promotion

•  For Giga (1G) customers, Internet fee and GiGA WiFi home rent discount

•  Term : 16.3.2~6.30

<2016.9.1>

•  GIGA WiFi AP Discount

•  GiGA WiFi AP monthly rent discount according to the Internet products and bundle conditions used

<2016.10.1>

•  Discount promotion for on-line sign up customers

<2018.7.2>

•  Prepay internet plan launch

•  100M/500M/1G plan

<2018.8.1>

•  Office IP Net Renewal

•  Offer free of installation fee

<2018.11.1>

•  New Internet Plan launch

•  10GiGA Internet plan (10G/5G/2.5G)

•  Lift up Data Usage limit

•  120GB -> 150GB

•  Target : 1G/500M/200M subs.

•  Lift up minimum guarantee internet speed (30%-> 50%)

•  Target : 1G/500M subs.

• Discounted internet rate for new customers who join internet and TV products online • term : 16.10.1~17.3.31

IPTV

<2018.2>

•  GiGA Genie 2 STB launch and promotion (2.1)

•  Plan : \4,400 for 3 yrs contract

<2018.5>

•  OTV19 Kids launch (5.2)

•  Offer VOD (TV15+Prome Kids Pack) with \19,000

<2018.10>

•  OTV Save 25 launch (10.10)

•  OTV Essence + 25 discount of PPV

<2018.12>

•  OTS Enter/Kids launch (12.22)

•  OTS Enter : OTS Essence + TV Coupon \10,000

•  OTS Kids : OTS Essence + Prime Kids Pack

<2017.8>

•  GiGA Genie Colabo Promotion

•  Target : GiGA Genie new customer since ’17.8.1

•  condition : 3 year contract

•  benefit : STB rental discount (2k~4k~~W~~)

<2017.9>

•  Launch OTV19

•  Basic price : 19,000~~W~~/month

•  A la carte plan with VOD

<2016.4>

•  Change in formula of discount benefits to return

•  Target : new customers signing up from April.1. 2016

•  Change Item : Terminal Equipment Rental / Contract Term Discount / Re-Contract Discount

•  Change detail : Change to a parabolic structure so that discount benefits to return are reduced after a certain time

<2016.8>

•  Olleh TV Air launch (8.18)

•  Providing the first wireless-based IPTV watching environment in Korea

•  Price : 99,000won

VoIP	No new price plan	<2017.2> • VoIP Plus plan (2.1) • Standard plan : providing CID, call forwarding service • Standard Video call plan: providing 30minite call, CID	No new price plan

Bundle	<2018.3> • Premium Family bundle discount plan launch • Term : sign up at least two mobile line starting from ~~W~~66k, and bundle with broadband • benefit : 25% discount to one mobile line

<2017.9>

•  Premium Family bundle discount promotion

•  period : ’17.9.7~18.2.28

•  term : sign up at least two mobile line starting from ~~W~~66k, and bundle with broadband

•  benefit : 25% discount to one mobile line

<2016.2>

•  GIGA Loyal Club MediaPack discount Promotion

•  Term : 2.1~6.30

•  Providing free of charge for media pack for 24 months to customers signing up for Internet + IPTV + mobile (LTE bundle, wired / wireless combination) meeting the following conditions

• Premium Single Bundle plan launch(11.1) • Term : sign up from ~~W~~66k mobile plan and bundle with Internet Family • benefit : 25% discount to mobile line

•  Internet : Olleh GiGA Internet, Olleh GIGA Internet Compact

•  IPTV : OTV 12/15//25/34, OTS 12/15

•  Mobile : LTE Data Selection 999, LTE Data Selection 699

<2016.8>

•  ‘Total amount combination’ launch

•  Provide combined discounts based on total combined mobile monthly payments

•  Establishment of ‘Enterprise success pack’ business combination

•  Provides mobile combined benefits to employees who use leased line / KORNET / VPN use as a company

<2016.10>

•  ‘Total amount bundle’ mobile designated line discount (100%)

•  Discount option that provides the total amount of mobile discounts to the total number of combined mobile calls that the customer specifies

•	Finance - BC card

(Unit: %)
Category	2018	2017	2016
Member Store fee rate	0.8~2.5	0.8~2.5	0.8~2.5
Installment fee rate	11.0~18.5	11.0~18.5	11.0~18.5
Cash service interest rate	7.9~23.3	7.9~23.3	7.9~23.3
Card loan(credit loan)	—	—	—

•	Satellite TV - KT Skylife

Service Type		2018	2017	2016
Satellite only	sky UHD Blue A+	13,000	14,000	14,000
	sky UHD Green A+	11,000	12,000	12,000
	sky UHD On A+	—	10,000	10,000
	sky UHD Blue	13,000	14,000	14,000
	sky UHD Green	11,000	12,000	12,000
	sky Blue HD	12,000	—	—
	sky Green HD	10,000	—	—
	sky On+ HD	8,000	8,000	7,000
OTS	UHD OTS 15	15,000	15,000	15,000
	UHD OTS 12	12,000	12,000	12,000
	UHD OTS 10	10,000	10,000	10,000
	OTS 15	15,000	15,000	15,000
	OTS 12	12,000	12,000	12,000
	OTS 10	10,000	10,000	10,000
Internet	Sky Internet	25,500	25,500	—
	Sky GiGA 200	27,500	27,500	—
	Sky GiGA Compact	30,000	30,000	—
	Sky GiGA Internet	35,000	35,000	—

•	Other – Genie Music

Category	Detail	2018	2017	2016
Record	CD	9,000	9,000	8,000
Online streaming	Download 30 songs + streaming	10,800	10,800	9,000
	Download 100 songs + streaming	20,000	20,000	20,000
	Smart Download + streaming	8,800	8,800	7,000
	Download 30 songs	8,800	8,800	6,000
	Download 100 songs	18,000	18,000	18,000
	Online streaming	7,800	7,800	6,000
	Smart streaming(only for smart seduces)	6,800	6,800	5,000

•	Other – KT M mobile

Products	2018	2017	2016
Mobile (Postpaid)

<2018.1>

M Young age Freepass

L.Point 1GB(USIM)

L.Point 10GB(USIM)

L.Point 2GB

<2018.3>

LTE Practical 23

<2018.4>

3G Economy 18

LTE Practical 18

<2018.5>

Practical USIM 6GB

Practical USIM M 1.0

Practical USIM M 2.0

LTE Practical 250MB

LTE Practical 1GB

<2018.8>

Practical USIM S 2.4

Practical USIM S 3.5

Practical USIM S 5.0

Practical USIM M 2.4

Practical USIM M 3.5

Practical USIM M 5.0

Practical USIM L 2.4

Practical USIM L 3.5

Practical USIM L 5.0

Practical USIM E 2.4

<2018.10>

LTE Data 10GB

LTE Data 20GB

The Camp 1.2GB

The Camp 3GB

The Camp 6GB

<2018.11>

Senior VIP Medium(3G)

Senior VIP Heavy(3G)

Senior VIP Lite(LTE)

Senior VIP Medium(LTE)

Senior VIP Heavy(LTE)

<2017.1>

Practical Discount

•  M Practical Discount 40 minutes

•  M Practical Discount 80 minutes

<2017.2>

Economy USIM 2.6

Economy USIM 1.8(in-net)

Economy USIM 2.4(in-net)

<2017.3>

M Economy 25 250M

Foreigner Economy USIM 3.9

Foreigner Economy USIM 5.7

<2017.4>

Life Economy 3G

Life Economy LTE

M Life 275

M Life USIM 36

<2017.5>

Data Standard 350M

<2017.8>

LTE Economy 1.2GB

LTE Economy 2GB

LTE Economy 6GB

<2017.9>

M Economy 150minutes

M Economy 250minutes

3G Voice call basic 300MB

Economy USIM 10GM

LTE Economy 1GB

<2016.1>

M JejuAirline 19/28/34

<2016.2>

M unlimited Voice call USIM 448

M Teenage LTE USIM 19/24

<2016.3>

M Gift 19/28/34

<2016.4>

Young 30

<2016.5>

M unlimited Voice call 459

Young 50

<2016.7>

3G Discounted tariff

M unlimited Voice call 3G 46

<2016.8>

M Adult 19/24

<2016.9>

M Teen 3G 13

<2016.12>

Economy USIM 0.9

Economy USIM 1.7

Economy USIM 1.9

Economy USIM 2.9

Mobile (Prepaid)	<2018.4> PPS Data 6GB PPS Data Free	<2017.3> LTE world	<2016.7> MPPS 35 <2016.8> LTE PPS 35

•	Other : KT CS, KT IS

Item	2018	2017	2016
114 directory assistance	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)

Priority number assistance	Won30,000 / month (same standard)	Won30,000 / month (same standard)	Won30,000 / month (same standard)

3. Matters Related to Revenue

•	Customer & Marketing - KT

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Service revenue	14,511,585	83.6	14,586,234	84.1	14,755,901	86.7
Merchandise sales	2,844,952	16.4	2,755,082	15.9	2,272,967	13.3

Total	17,356,537	100.0	17,341,316	100.0	17,028,868	100.0

B. Channels and Methods of Sales

Sales organization

Sales Channels

C. Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well. For the corporate customers, we negotiate contractual terms, such as supply conditions and services fees.

D. Sales Strategy

(A) Mobile Service

•	Enhancing leadership and competitiveness in the smartphone and emerging devices market: expanding the smartphone subscriber base and pioneering tablet/wearable device market

•	Strengthening competitiveness by utilizing a differentiating network: Maintaining LTE leadership with a seamless wideband LTE-A coverage and better quality

•	Attracting high ARPU users by offering free video streaming services to subscribers who signed for higher plans

•	Offering differentiated services experience after forming an optimized customer service structure to smartphone users.

•	Controlling marketing expenses by introducing a new sales program which provides for a special tariff discount instead of a handset subsidy.

•	Strengthening a customer retention policy targeting the long-term contract customers whose contract period has matured.

•	Providing various discount program and alliance program to the customer : credit card, CMA, check card

•	Constructing the CS service process to optimize the smartphone customer and providing the differentiate program.

•	Proving new program to the customer for more easier and innovative migration program for existing customer

•	Launching to Improve retention program

(b) Broadband Internet Service

•	Strengthening competitiveness of All-IP based products and solidifying a No.1 market stance with active GiGA investment.

•	Market leading with 10G internet

•	Expanding synergies with smart home businesses such as IPTV

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Satisfying a diverse range of customer needs by providing differentiated value-added services.

•	Promoting specialized high-quality and optimized products by analyzing patterns of users.

(c) Telephone Service

•	Minimizing PSTN line loss by customer segmentation.

•	Customer who need home telephony service : Promoting KT telephony 3000 price plan

•	Customer who did re-contract VoIP service : Promoting KT VoIP 3000 price plan

•	Expanding a new customer base.

•	Discovering a new business model and promoting remodeling.

•	Private and SOHO customer : Unlimited Price Plan

•	Customer retention program for various bundling service and bulk line discount program

(d) IPTV Service

•	Expanding the GiGA Genie products lines up

•	Launching the collaboration price plan for targeting on various customer needs

•	Enhancing the Kids contents and curating on movies.

•	Promoting IPTV (olleh TV) products to our existing internet subscribers.

•	Expanding the client base by offering free set-top box rentals (with a three-year subscription contract) and opportunities to experience KT services.

•	Increasing synergy with Skylife by providing a hybrid product to strengthen customer retention and to promote up-selling.

•	Finance Business (BC Card)

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Card revenue	220,342	6.2	206,105	5.7	210,879	5.9
Credit card processing	3,100,142	87.3	3,092,542	85.2	3,072,762	86.1
Additional service	89,932	2.5	101,056	2.8	88,716	2.5
Others	140,328	4.0	228,857	6.3	194,581	5.5

Total	3,550,744	100.0	3,628,560	100.0	3,566,938	100.0

•	Card revenue includes commissions from member companies for the proxy act of card related work.

•	Additional services include revenue from insurance, telecommunication, travel and etc.

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

BC Card is engaged in the issuance and purchase of credit cards (including check cards) based on the basic contracts with card companies. In addition, we are expanding credit card business by acquiring new customers other than existing member companies.

•	Satellite Business (KT skylife)

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Service revenue	327,785	49.9	335,057	51.8	342,187	54.7
Platform revenue	233,366	35.5	220,192	34.0	185,909	29.7
Rental revenue	4,790	0.7	30,303	4.7	43,446	6.9
Others	91,554	13.9	61,265	9.5	53,583	8.6

Total	657,495	100.0	646,816	100.0	625,126	100.0

•	Platform revenue: Advertisement revenue + home shopping transmission fee + T-commerce transmission fee

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

KT Skylife currently has various sales channels such as skylife head office, customer center, 180 sales offices which are further organized under 11 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc) and KT. KT Skylife is offering “olleh TV Skylife” through KT’s inbound and outbound sales channels. KT Skylife is offering expanded bundled products, which are bundled products of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Others Business (KT Telecop, Genie Music, KT Estate, KT Hitel, Nasmedia, KT Sat, etc)

•	KT Telecop

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Security service	316,586	97.1	308,978	98.0	307,734	98.0
Distribution	8,945	2.7	5,870	1.9	5,652	1.8
Others	522	0.2	518	0.1	542	0.2

Total	326,053	100.0	315,366	100.0	313,928	100.0

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

Our sales channels which consist of internal sales staff and an outside distribution network (allied store, special partners, etc.) attract new customers.

•	Genie Music

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Music business	155,425	90.8	139,670	89.7	103,001	92.6
Others	15,808	9.2	15,972	10.3	8,286	7.4

Total	171,233	100.0	155,642	100.0	111,287	100.0

•	Music Business: Genie, Olleh Music and other ASP sales, contents distribution and etc.

•	Others: Outsourcing, MD and others.

B. Channels and Methods of Sales

Through the wireline/wireless music portals, we provide audio on demand (“AOD”), downloading services to customers directly, and music services as ASP to KT group and our affiliates. We also conduct consulting businesses to provide adequate music services to shops and stores.

The sale of digital sound via music sites are conducted by streaming and downloads. In addition, payment is made through credit card, on-line cash transfer, and mobile handsets.

•	KT Estate

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
PM fee	8,341	1	6,509	1	8,183	2
Rental business	158,143	28	152,807	28	131,530	34
Real estate commission business	157,631	28	157,015	29	168,044	44
Development business	240,091	43	225,631	42	76,050	20

Total	564,206	100	541,962	100	383,807	100

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

Generating revenues through development of KT’s real estate, operate self-development project, consulting and real estate rental and management businesses.

•	KT Hitel

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
T-Commerce (K Shopping)	143,191	51.3	107,527	47.2	73,402	36.9
Contents Distribution	69,623	25.0	57,832	25.4	56,361	28.4
ICT Platform	66,074	23.7	62,272	27.4	68,976	34.7

Total	278,888	100.0	227,631	100.0	198,739	100.0

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

The majority of the sales are conducted via internet and revenue from the portal and contents are generated from end-consumers.

•	Nasmedia

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Advertising	71,813	99.9	84,191	99.9	61,632	99.8
Financial Lease	65	0.1	92	0.1	118	0.2

Total	71,878	100.0	84,283	100.0	61,750	100.0

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

The online advertising industry can be divided into three areas: advertising companies, media reps, and media. Media reps generate revenue by selling media.

•	KT Sat

A. Performance in Terms of Revenue

				(Unit: Won million)
Category	2018		2017		2016
	Amount	%	Amount	%	Amount	%
Gap filler rentals	86,206	63.0	81,642	58.3	84,903	58.8
Data transmission	11,254	8.2	11,900	8.5	13,354	9.3
Video transmission	11,198	8.2	11,659	8.3	10,843	7.5
Mobile satellite service	16,314	11.9	15,056	10.8	14,910	10.3
Others	11,981	8.7	19,839	14.2	20,428	14.1

Total	136,953	100.0	140,096	100.0	144,438	100.0

•	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

Our sales organization is based at our headquarters and our mobile satellite business division has a sales office in Busan. For overseas repeaters sale, we operate sales offices in Jakarta and Dubai. With respect to other services, including Inmarsat, we conduct business through special distribution channels.

4. Research and Development Activities

•	R&D Costs (Consolidated Basis)

			(Unit: Won million)
	Category	2018	2017	2016
	Raw Materials	—	—	—
	Labor Costs	71,544	64,753	52,483
	Depreciation	36,404	39,797	45,921
	Commissions	—	—	—
	Others*	164,993	330,312	116,431
	Total R&D Costs**	272,941	434,862	214,835
	(Subsidy from Government)	20	36	26
Accounting Treatment	Research and Ordinary Development Costs	176,758	168,635	167,881
	Development Costs (Intangible Assets)	96,163	266,191	46,928
	Percentage of R&D Costs over Revenue***	0.75%	0.72%	0.74%

*	Data processing system development cost is included in 2017 others figure.
**	Total costs before deducted the subsidy from government
***	Rate of Total costs before deducted the subsidy from government and Total Revenue

•	R&D Organization Structure (KT)

•	Institute of Convergence Technology

•	Main Mission

•	Secure core technology for developing future businesses and strengthening competitiveness of existing businesses.

•	Research technology for next generation network.

•	Research differentiated service and technology to enhance the competiveness of ICT business.

•	Support for business feasibility study and commercialization of ICT based convergence technology in KT Group.

•	Execution of convergence service and incubation of new business project.

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 4,892 domestic patents and 1,177 overseas patents as of December 31, 2018.

•	Advertising (Nasmedia)

Nasmedia holds 2 domestic patents and 3 trademarks

•	Software development and provider (KT DS)

KTDS holds 7 patents, 2 trademarks, 2 service marks and 12 trade/service marks

•	Credit Cards Business (BC Card)

BC Card holds 106 domestic patents and 725 trademarks.

•	Information Security Business (Initech)

Intech holds 35 domestic patents and 40 trademarks.

•	Online music streaming (Genie music)

Genic music holds 4 domestic patents.

•	E-commerce (KT Commerce)

KT Commerce holds 2 patents.

•	Security and Guards (KT Telecop)

KT Telecop holds total 114(37 patents, 5 designs and 72 trademarks).

•	Advertising (PlayD)

PlayD holds 4 domestic patents.

•	Online Contents Distribution (KT Hitel)

KT Hitel holds 62 patents and 3 designs.

•	MVNO (KT M-mobile)

KT M-mobile holds 3 intellectual property rights.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

		(Unit: Won, million)
Classification	2018	2017	2016
Current Assets	11,894,252	9,672,412	9,793,588
• Cash and Cash Equivalents	2,703,422	1,928,182	2,900,311
• Trade and Other Receivables	5,807,421	5,992,753	5,481,527
• Inventories	683,998	457,726	377,981
• Other Current Assets	2,699,411	1,293,751	1,033,769
Non-current Assets	20,294,578	20,058,498	20,944,427
• Trade and Other Receivables	842,995	828,831	709,011
• Property, plant and equipment	13,068,257	13,562,319	14,312,111
• Investment Property	1,091,084	1,189,531	1,148,044
• Intangible Assets	3,407,123	2,632,704	3,022,803
• Investments in Joint Ventures and Associates	272,407	279,431	284,075
• Other Non-Current Assets	1,612,712	1,565,682	1,468,383

Total Assets	32,188,830	29,730,910	30,738,015

Current Liabilities	9,387,704	9,474,162	9,482,205
Non-Current Liabilities	8,069,846	7,046,148	8,326,807

Total Liabilities	17,457,550	16,520,310	17,809,012

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	11,328,859	9,988,396	9,790,768
Accumulated Other Comprehensive Expense	50,158	30,985	-1,432
Other Components of Equity	-1,181,083	-1,205,302	-1,217,934
Non-Controlling Interests	1,528,589	1,391,764	1,352,844

Total Shareholders’ Equity	14,731,280	13,210,600	12,929,003

		(Unit: Won million)
Classification	2018	2017	2016
Operating Revenue	23,460,143	23,387,267	22,786,989
Operating Profit	1,261,522	1,375,286	1,483,303
Profit for the Period	762,305	561,526	834,572
Number of Consolidated Companies	63	59	56

2. Summary of Financial Statements (Separate)

		(Unit: Won, million)
Classification	2018	2017	2016
Current Assets	6,861,619	4,529,850	5,001,361
• Cash and Cash Equivalents	1,779,745	1,166,402	1,602,397
• Trade and Other Receivables	2,968,764	2,890,596	2,740,443
• Other Financial Assets	75,401	54,774	289,613
• Inventories	465,273	232,246	178,096
• Other Current Assets	1,572,436	185,832	190,812
Non-Current Assets	19,149,287	18,955,355	19,849,258
• Trade and Other Receivables	766,316	735,671	622,045
• Other Financial Assets	130,651	75,896	198,777
• Property and equipment	10,864,398	11,375,047	11,961,193
• Investment Property	600,624	633,851	662,985
• Intangible Assets	2,773,387	2,100,215	2,337,549
• Investments in Subsidiaries, Associates and Joint Ventures	3,547,683	3,584,978	3,638,856
• Other Non-Current Assets	466,228	449,697	427,853

Total Assets	26,010,906	23,485,205	24,850,619

Current Liabilities	5,908,497	5,612,725	6,043,729
Non-Current Liabilities	7,390,681	6,427,178	7,588,147

Total Liabilities	13,299,178	12,039,903	13,631,876

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	10,740,042	9,478,730	9,290,428
Accumulated Other Comprehensive Income	-11,251	-1,502	-32,091
Other Components of Shareholders’ Equity	-1,021,820	-1,036,683	-1,044,351

Total Shareholders’ Equity	12,711,728	11,445,302	11,218,743

		(Unit: Won, million)
Classification	2018	2017	2016
Operating Revenue	17,356,537	17,341,316	17,072,192
Operating Profit	951,624	952,161	1,102,915
Profit for the Period	561,224	463,268	846,057

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

Fiscal Year	Auditor	Audit (or review) Comments	Issues noted
2018	Samil PwC	Unqualified	Not applicable
2017	Samil PwC	Unqualified	Not applicable
2016	Samil PwC	Unqualified	Not applicable

2. Auditors’ opinion on the separate financial statements

A. Auditor’s opinion on the separate financial statements

Fiscal Year	Auditor	Audit (or review) Comments	Issues noted
2018	Samil PwC	Unqualified	Not applicable
2017	Samil PwC	Unqualified	Not applicable
2016	Samil PwC	Unqualified	Not applicable

3. Compensation to external auditors for the last three fiscal years

A. Audit services contract

			(Unit: Won million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2018	Samil PwC	Review interim financial statements	2,600	36,245
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2017	Samil PwC	Review interim financial statements	2,700	38,864
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2016	Samil PwC	Review interim financial statements	2,700	39,835
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

B. Non-Audit services contract

				(Unit: Won)
Fiscal Year	Contract date	Contents	Service period	Compensation
2018	2018/11	Comfort letter	2018/11	100,000,000
2017	2017/7	Comfort letter	2017/7	150,000,000
2016	2016/7	Comfort letter	2016/7	150,000,000

Total				400,000,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 29, 2019, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Presidential Candidate Examination Committee, Corporate Governance Committee, Outside Director Candidate Recommendation Committee, Audit Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary. The Chairman of the Board of Directors is elected separately with CEO and the Board of Directors appoints one of the outside director as a chairman annually. Currently, The Board Chairman is Director Jong-Gu Kim who has enough leadership to coordinate members of the Board.

•	See ‘VIII. Directors and Employee’ for R&R and job history of directors.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
1st	2018. 1. 12	Report on G-project final proposal	Original proposal approved
		Composition of Outside Director Candidate Recommendation Committee	Approval on Committee composition

2nd	2018. 2. 6	Approval of financial statements(separate and consolidated) of the 36th term	Original proposal approved
		Approval of Business reports of the 36th term	Original proposal approved
		Proposal on the composition change of committees of the Board of Directors	Original proposal approved
		Report on the main issues	Original proposal approved
		Proposal on donation to CSV in 2018	Original proposal approved

3rd	2018. 2. 23	Proposal on Corporate Sustainability Management Plan in 2018	Original proposal modified and approved
		Amendment of the articles of incorporation	Original proposal approved
		Recommendation of Audit committee’s candidate	Recommendation of Audit committee’s candidate
		Agreement on Recommendation of Inside Director Candidate	Recommendation of Inside Director Candidate agreed
		Limit on Remuneration of Directors in 2018	Original proposal approved
		Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved
		Limit on Remuneration, distinction and the number of administration executives	Original proposal approved
		Approval of financial statements(separate and consolidated) of the 36th term	Original proposal approved
		Approval of Business reports of the 36th term	Original proposal approved
		Notice of Annual General Meeting for the 36th term	Original proposal approved
		Report on operational condition of the internal accounting management system in 2017	Original proposal approved
		Report on inspection results of the internal accounting management system in 2017 by Audit committee	Original proposal approved

•	the 36th AGM on March 23, 2018

•	Outside Director Suk-Gwon Chang reappointed and Outside Director Gang-Cheol Lee, Dae-You Kim newly appointed

•	Inside Director Hyun-Mo Ku reappointed and Inside Director Seong-Mok Oh newly appointed.

Order	Date	Subject	Result of Discussion
4th	2018. 3. 23	Proposal on operational support for GCCI(Gyeonggi Center for Creative Economy and Innovation) and ICCI(Incheon Center for Creative Economy and Innovation)	Original proposal approved
		Proposal on securing strategic asset of the 2nd Pangyo	Original proposal approved
		Proposal on revision of operating rules of the Board of Directors and the Board Committees	Original proposal approved
		Proposal on election the chairman and committee organization	Chairman of BOD and members of committees appointed

5th	2018. 4. 27	Approval of US filing consolidate financial statements of FY2017	Original proposal approved

6th	2018. 5. 3	Approval of financial statements(separate and consolidated) of the 1Q 2018	Original proposal approved
		Proposal on provision of stock incentive of 2017 and disposition of treasury shares	Original proposal approved
		Report on financial performance of corporates invested less than 15 billion won in 2017	Original proposal approved
		Proposal on revision of Corporate Governance Codes	Original proposal modified and approved
		Report on operating plan of the Board of Directors for 2018	Original proposal modified and approved
		Proposal on appointing compliance officer	Original proposal approved
		Report on inspection results of compliance management	Original proposal approved

7th	2018. 5. 31	Proposal on early termination of Wibro service	Original proposal approved
		Proposal on securing 5G spectrum	Original proposal approved

8th	2018. 8. 2	Proposal on an increase of KT Group CSR fund	Original proposal approved
		Proposal on funding universal R&D expense	Original proposal approved
		Proposal on donation to labor welfare fund in 2018	Original proposal approved
		Proposal on acquisition and disposition of treasury shares	Original proposal approved
		Report of financial statements(separate and consolidated) of the 1H 2018	Original proposal approved
		Proposal on development plan of Gangbuk branch estate	Original proposal approved
		Proposal on provision of long term incentive for 2017	Original proposal approved
		Proposal on limit of long term incentive and criteria of stock compensation for 2018	Original proposal approved
		Proposal on provision of long term incentive and disposition of treasury share	Original proposal approved
		Proposal on revision of rules of managing officers’ meeting	Original proposal approved
		Report on matters for resolution of executive committee for 1H 2018	Original proposal approved

9th	2018. 9. 18	Proposal on composition of Outside Director Candidate Recommendation Committee and selection criteria for Outside Director Candidate	members of committee appointed and criteria confirmed

10th	2018. 11. 3	Report of financial statements(separate and consolidated) of the 3Q 2018	Original proposal approved
		Proposal on investment-in-kind for Next Connect PFV	Original proposal approved

11th	2018. 12. 10	Proposal on an extension of Yongsan IDC	Original proposal approved
		Proposal on compensation for the small shop owners related with cable tunnel fire of Ahyun branch	Original proposal approved
		Proposal on management plan for 2019	Original proposal approved
		Report on the reorganization for 2019	Original proposal approved
		Report on the main issues of 2019	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (as of March 29, 2019)

Title	Organization	Name	Purpose of Establishment and Authority	Note (Prior to 37th AGM)
Presidential Candidate Examination Committee	All Outside Directors & 1 Inside Director	—	According to Article 32(Presidential Candidate Examination Committee), examine CEO candidates and make a short list

Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Dae-you Kim (Chairperson) Jong-Gu Kim, Suk-Gwon Chang, Gang-Cheol Lee, In-Hoe Kim	Matters related with corporate governance • Article 41-2(CG Committee)	Gae-Min Lee(Chairperson) Do-Kyun Song, Jong-Gu Kim, Suk-Gwon Chang, Hyeon-Mo Ku

Outside Director Candidate Recommendation Committee	All Outside Directors & 1 Inside Director

Recommendation of Outside candidates to the general meeting

•  See IV. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee

•  Commercial Act §542: 8(appointment of Outside Directors), Article 42(Outside Director Candidates Recommendation Committee)

Suk-Gwon Chang (Chairperson) Jong-Gu Kim, Gae-Min Lee, Gang-Cheol Lee, Dae-You Kim, Il Im, Hyeon-Mo Ku

Audit Committee	4 Outside Directors	Suk-Gwon Chang (Chairperson) Jong-Gu Kim, Dae-You Kim, Il Im	Matters related with financial and performance audit • See IV. 2. Audit Committee • Commercial Law §542: 11 (Audit Committee) 1st article • Article 43(Audit Committee)	Suk-Gwon Chang (Chairperson) Jong-Gu Kim, Sang-Kyun Cha, Il Im

Evaluation & Compensation Committee	4 Outside Directors	Gae-Min Lee (Chairperson) Gang-Cheol Lee, Hee-Yol Yu, Tae-Yoon Sung	Management Agreement with the CEO and Assessment	Do-Kyun Song (Chairperson) Gae-Min Lee, Gang-Cheol Lee, Dae-You Kim

Executive Committee	3 Inside Directors	Chang-Gyu Hwang (Chairperson), Dong-Myun Lee, In-Hoe Kim	Management matters authorized by the Board of Directors	Chang-Gyu Hwang (Chairperson), Hyeon-Mo Ku, Seong-Mok Oh

Related-party Transaction Committee	4 Outside Directors	Il Im (Chairperson), Gae-Min Lee, Hee-Yol Yu, Tae-Yoon Sung

Under the Commercial Act :

Matters about approval of using business opportunities of company, Transaction between directors and company, Transactions which need to be approved by the Board of Directors among transactions with the largest shareholder and specially related persons and Internal trading stipulated by the Monopoly Regulation and Fair Trade Act

Il Im (Chairperson), Do-Kyun Song, Gae-Min Lee, Dae-You Kim

Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Gang-Cheol Lee (Chairperson), Gae-Min Lee, Hee-Yol Yu, Tae-Yoon Sung, Dong-Myun Lee	Matters about Corporate Sustainability Management	Sang-Kyun Cha(Chairperson), Gang-Cheol Lee, Suk-Gwon Chang, Il Im, Seong-Mok Oh

•	Composition of the Board of Directors changed as below through the 37th AGM on March 29, 2019

•	Inside Director Dong-Myun Lee and In-Hoe Kim newly appointed

•	Outside Director Hee-Yol Yu and Tae-Yoon Sung newly appointed

•	Outside Director Dae-You Kim newly appointed as a member of Audit committee

(b) Activities of the Committees under the Board of Directors

•	President Candidate Examination Committee : not applicable

•	Corporate Governance Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Suk-Gwon Chang	Do-Kyun Song	Jong-Gu Kim	Gae-Min Lee	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2018.1.12	Report on G-Project final proposal	Original proposal received	For	For	For	For	For

2nd	2018.2.20	Amendment of the articles of incorporation	Original proposal received	For	For	For	For	For

3rd	2018.3.23	Proposal on revision of operating rules of the Board of Directors and the Board Committees	Original proposal received	For	For	For	For	For

4th	2018.5.3	Proposal on revision of Corporate Governance Codes	Original proposal received	For	For	For	For	For

•	Outside Director Candidate Recommendation Committee : Refer to “(4) Independence of the Board of Directors” for details

•	Audit Committee : Refer to “2. Audit Committee (3) Major Activities of the Audit Committee” for details

•	Evaluation & Compensation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Dong-Wook Chung	Do-Kyun Song	Suk-Gwon Chang	Il Im
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2018.2.20	Proposal on remuneration standards and payment methods for CEO and Inside Directors	Original proposal received	For	For	For	For
		Result of CEO management assessment for 2017	Original proposal approved	For	For	For	For
		CEO management goal for 2018	Original proposal modified and approved	For	For	For	For

•	the 36th AGM on March 23, 2018

•	Outside Director Gang-Cheol Lee and Dae-You Kim newly appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Do-Kyun Song	Gae-Min Lee	Gang- Cheol Lee	Dae-You Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2018.7.31	Report on provision long-term incentive payment and disposition of treasury shares for 2017	Original proposal received	For	For	For	For
		Report on Limit on Remuneration of long term incentive and standard on stock compensation in 2018	Original proposal received	For	For	For	For

•	Executive Committee

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Chang-Gyu Hwang	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%
1st	2018.1.11	Plan for issuance of 190th corporate bonds	Original proposal approved	For	For

2nd	2018.1.31	KT Handset Account Receivable Selling Plan for 2018	Original proposal approved	For	For

3rd	2018.3.9	Proposal on changing names and addresses of branch offices	Original proposal approved	For	For

•	the 36th AGM on March 23, 2018

•	Inside Director Hyeon-Mo Ku reappointed and Seong-Mok Oh newly appointed

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Chang-Gyu Hwang	Hyeon-Mo Ku	Seong-Mok Oh
				Attendance 100%	Attendance 100%	Attendance 100%
4th	2018.6.12	Plan for issuance of 2018 1st foreign currency corporate bonds	Original proposal approved	For	For	For

5th	2018.8.9	Plan for issuance of 2018 2st foreign currency corporate bonds	Original proposal approved	For	For	For

6th	2018.8.17	Plan for establishment of Mongol Internet Bank JV	Original proposal approved	For	For	For

7th	2018.10.24	Plan for capital increase to K Bank	Original proposal approved	For	For	For

8th	2018.11.1	Plan for issuance of 2018 3rd foreign currency corporate bonds	Original proposal approved	For	For	For

9th	2018.12.26	Plan for issuance of 191th corporate bonds	Original proposal approved	For	For	For

•	Related-Party Transaction Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Il Im	Do-Kyun Song	Gae-Min Lee	Dae-You Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2018.10.30	Proposal on investment-in-kind for Next Connect PFV	Original proposal received	For	For	For	For

•	Corporate Sustainability Management Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Sang-Kyun Cha	Dong-Wook Chung	Suk-Gwon Chang	Il Im	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2018.2.23	Result of Corporate Sustainability Management assessment for 2017	Original proposal received	For	For	For	For	For
		Report on 2018 Corporate Sustainability Management plan	Original proposal received	For	For	For	For	For

•	the 36th AGM on March 23, 2018

•	Outside Director Gang-Cheol Lee newly appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Sang- Kyun Cha	Gang- cheol Lee	Suk-Gwon Chang	Il Im	Seong-Mok oh
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2018.5.25	Proposal on donation to Ajou university hospital trauma centre	Review in progress	For	For	For	For	For

3rd	2018.8.2	Result of Corporate Sustainability Management assessment for 1H 2018	Original proposal received	For	For	For	For	For

(c) Evaluation on Board Activity in 2018

	Evaluation Factors	Score
Role and Responsibility of BOD	Long-term strategy building	4.0
	Oversight of the management	3.0
	Review financial performance	4.0
	Independence for the fairness to shareholders	4.2
	Decision-making considering long-term interest of shareholders	3.8
	CEO evaluation and compensation	3.8
	CEO search, training and succession	3.6
	Average	3.8

Efficiency of BOD	The number of BOD meeting and appropriateness of agenda	4.3
	Fullness of materials and sufficient explanation	3.8
	Provision of sufficient time to review materials	3.4
	Open discussion	3.8
	Access to information necessary for decision-making	3.6
	Review of follow-up measures	3.7
	Education of new board members	3.6
	Appropriateness of BOD composition	3.9
	Average	3.8
Appropriateness of board committees’ activities	Expertise of BOD members	4.0
	Empowerment to committees	4.2
	Organic connection between BOD and committees	3.0
	Appropriateness of committees’ composition	4.1
	Proper use of expertise	4.0
	Efficient operation of committees	4.0
	Average	3.9

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside search and advisory service may be conducted if necessary.

(b) Appointment of new Directors and recommender (As of 2018.12.31)

Name	Tenure	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Suk-Gwon Chang	2 year (reappointed twice)	Finance/Accounting	Outside Director Candidate Recommendation Committee	Audit Committee(Chairperson) Corporate Sustainability Management committee Corporate Governance Committee	Not Applicable

Gang-Cheol Lee	2 year	Corporate Relation	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Corporate Sustainability Management committee	Not Applicable

Dae-You Kim	3 year	Corporate Relation	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Related-party Transaction Committee	Not Applicable

•	Outside Director Tae-Yoon Sung and Hee-Yol Yu newly appointed through the 37th AGM on March 29, 2019.

Name	Tenure	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Hee-Yol Yu	3 year	ICT	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Corporate Sustainability Management committee Related-Party Transaction Committee	Not Applicable

Tae-Yoon Sung	3 year	Global business and Economy	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Corporate Sustainability Management committee Related-Party Transaction Committee	Not Applicable

(c) Establishing separate committee to appoint new directors : Outside Director Candidate Recommendation Committee

The 1st Board meeting of 2018 (2018.1.12) : Chair person and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Do-Kyun Song	O	The number of Outside Directors should be more than 50% (meet requirements stipulated in Commercial Act 542(8) 4.)
Sang Kyun Cha	O
Jong-Gu Kim	O
Gae-Min Lee(Chairperson)	O
Il Im	O
Hyeon-Mo Ku	X

•	Excluded Outside Director Dong-Wook Chung, Suk-Gwon Chang and Dae-Geun Park whose tenure ended by the 36th AGM of 2018

•	Outside Director Candidate Recommendation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director					Inside Director
				Gae-Min Lee	Jong-Gu Kim	Do-Kyun Song	Sang- Kyun Cha	Il Im	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2018.1.12	Proposal on Operation plan for Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	For	For	For

2nd	2018.2.12	Final decision on Outside Director candidates	Progress of review	For	For	For	For	For	For

3rd	2018.2.23	Final decision on Outside Director candidates	Candidates confirmed	For	For	For	For	For	For

The 9th Board meeting of 2018 (2018.9.18) : Chair person and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Jong-Gu Kim	O	The number of Outside Directors should be more than 50% (meet requirements stipulated in Commercial Act 542(8) 4.)
Gae-Min Lee	O
Gang-Cheol Lee	O
Dae-You Kim	O
Suk-Gwon Chang(Chairperson)	O
Il Im	O
Hyeon-Mo Ku	X

•	Excluded Outside Director Do-Kyun Song and Sang-Kyun Cha whose tenure ended by the 37th AGM of 2019

•	Candidate Recommendation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director						Inside Director
				Suk-Gwon Chang	Jong-Gu Kim	Gae-Min Lee	Gang- Cheol Lee	Dae-You Kim	Il Im	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 75%
4th	2018.11.29	Proposal on operating plan of Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	For	For	For	Absence

(5) Expertise of Outside Directors

KT established supportive team(corporate governance team) for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position(years served)	Activity history
Corporate Governance Team at the Management Planning Department of Strategy planning office	5 people (Director 1 + Staffs 4)	Director 1 Vice director 2 Manager 1 Assistant manager 1 (Max. 17 years of the length of service and Max. 5 years of the length of the Board of Directors supporting service)

•  Provides daily news about the company and telecom policies

•  Reports management performance of the company monthly

•  Provides other information needed for outside directors’ job and supports for their requests.

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents
2018.3.19	KT	Director Gae-Min Lee Director Gang-Cheol Lee Director Dae-you Kim	—	History of KT, Management Strategy, Future convergence technology, Measures of Regulatory policies

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

Name	Experience	Accounting/ Finance Expert	Note
Suk-Gwon Chang (Chair person)

•  Ph.D in Management Science, Korea Advanced Institute of Technology(KAIST)

•  Chairman, Korea Association for Telecommunications Policies

•  President, The Korean Operations Research and Management Science Society(KORMS)

•  Professor of MIS and Telecommunications, School of Business Hanyang University (present)

		applicable	Outside Director

Jong-Gu Kim	• Ph.D. in Law, College of Law, Dongguk University • Director of the Seoul Supreme Prosecutors’ Office • The 46th Minister of Ministry of Justice • Corporation lawyer of New Dimension Law Group (present)	—	Outside Director

Sang-Kyun Cha	• Ph.D. in database systems, Stanford University • Professor of Seoul National University (present) • Chairman, Big data Research center of Seoul National University (present) • Member of IEEE ICDE Executive Committee (present)	—	Outside Director

Il Im	• MBA, Information System, University of Southern California • Vice president, Korea Academic Society of Business Administration • Vice president, Korean Association of Small Business Studies • Associate Dean, School of Business, Yonsei University • Professor of Management, School of Business, Yonsei University (present)	—	Outside Director

•

Director Suk-Gwon Chang, who received Ph.D in Management Science and has worked over 5 years as a professor of School of Business, Hanyang University, wrote many academic papers in finance studies such as Optimization issue of finance portfolio and others and gave lectures which includes accounting and financial analysis on information and communication field and IT field. He is appointed as a finance and accounting expert because, with all of this, he is a qualified person who meets the qualifications of Article 37 (2) 2. of Enforcement decree of the commercial act ‘A person who holds at least a master’s degree in accounting or finance and who has worked for a research institute or university at least as a researcher or an assistant professor in accounting or finance for an aggregate of at least five years’ and determined as a finance or accounting expert who has qualifications required by Article 542 (11) 2. of Commercial Act.

•	Outside Director Dae-You Kim newly appointed as a member of Audit Committee through the 37th AGM on March 29, 2019.

Name	Experience	Note
Suk-Gwon Chang

•  Ph.D in Management Science, Korea Advanced Institute of Technology (KAIST)

•  Chairman, Korea Association for Telecommunications Policies

•  President, The Korean Operations Research and Management Science Society (KORMS)

•  Professor of MIS and Telecommunications, School of Business Hanyang University (present)

Outside Director

Jong-Gu Kim

•  Ph.D.in Law, College of Law, Dongguk University

•  Director of the Seoul Supreme Prosecutors’ Office

•  The 46th Minister of Ministry of Justice

•  Corporation lawyer of New Dimension Law Group (present)

Outside Director

Il Im

•  MBA, Information System, University of Southern California

•  Vice president, Korea Academic Society of Business Administration

•  Vice president, Korean Association of Small Business Studies

•  Associate Dean, School of Business, Yonsei University

•  Professor of Management, School of Business, Yonsei University (present)

Outside Director

Dae-You Kim

•  MA, Public Policy & Administration, University of Wisconsin

•  Economic Policy Top Secretary, Presidential Secretariat

•  Affairs Professor, Hanyang University

•  Vice Chairman, Wonik Investment Partners

•  Outside Director, DB Life Insurance Co., Ltd.

Outside Director

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Suk-Gwon Jang is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

Outside Director	Reasons for appointment	Recommender	Roles in the Board	Transaction with Company, Relationship with the largest shareholder and major shareholders
Suk-Gwon Chang (Chair Person)	Finance/Accounting Expert	Board of Directors	Audit Committee (Chair Person), Corporate Governance Committee (Member), Corporate Sustainability Management Committee (Member)	Not applicable

Jong-Gu Kim	Legal Expert	Board of Directors	Board Chairman, Audit Committee (Member), Corporate Governance Committee (Member)	Not applicable

Sang-Kyun Cha	IT(Big data) Expert	Board of Directors	Sustainability Management Committee (Chair Person), Audit Committee (Member)	Not applicable

Il Im	Technology management/ IT Expert	Board of Directors	Related-Party Transaction Committee (Chair Person), Sustainability Management Committee (Member), Audit Committee (Member)	Not applicable

•	Outside Director Dae-You Kim newly appointed as a member of Audit Committee on through the 37th AGM on March 29, 2019.

Outside Director	Reasons for appointment	Recommender	Roles in the Board	Transaction with Company, Relationship with the largest shareholder and major shareholders
Suk-Gwon Chang (Chair Person)	Finance/Accounting Expert (Meets requirements stipulated by the Enforcement Decree of the Commercial Act Article 37 (2) 2.)	Board of Directors	Audit Committee (Chair Person), Corporate Governance Committee (Member)	Not applicable

Jong-Gu Kim	Legal Expert	Board of Directors	Board Chairman, Audit Committee (Member), Corporate Governance Committee (Member)	Not applicable

Il Im	Technology management/ IT Expert	Board of Directors	Related-Party Transaction Committee (Chair Person), Audit Committee (Member)	Not applicable

Dae-You Kim	Corporate Relations Expert	Board of Directors	Corporate Governance Committee (Chair Person), Audit Committee (Member)	Not applicable

(3) Major Activities of the Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Jong-Gu Kim	Dong-Wook Chung	Sang- Kyun Cha	Dae-Keun Park
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2018. 2.20	Report on operational condition of the internal accounting management system for 2017	Original proposal approved	For	For	For	For
		Approval of nomination for new internal audit manager	Original proposal approved	For	For	For	For
		Audit committee’s report on operational condition of internal accounting management system	Review in progress	For	For	For	For
		Report on audit records for 2017 and audit plan for 2018	Original proposal approved	For	For	For	For
		Report on final audit for fiscal year 2017	Original proposal approved	For	For	For	For
		Report on the external issues	Original proposal approved	For	For	For	For

2nd	2018. 2.23	Audit committee’s report on operational condition of internal accounting management system	Original proposal approved	For	For	For	For

3rd	2018. 3.15	Approval of remuneration for independent auditor for the Fiscal year 2018	Original proposal approved	For	For	For	For
		Approval of audit and non-audit services for consolidated company for the Fiscal year 2018	Original proposal approved	For	For	For	For
		Research result report on agenda and documents of the annual general meeting of shareholders for the 36th term	Original proposal approved	For	For	For	For
		Audit report on the annual general meeting of shareholders for the 36th term	Original proposal approved	For	For	For	For
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal modified and approved	For	For	For	For
		Plan for internal audit on the main issues	Original proposal approved	For	For	For	For

•	The 36th General Meeting of Shareholders on March 23, 2018

•	Outside Director Suk-Gwon Chang and Il Im newly appointed as a member of Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Suk-Gwon Chang	Jong-Gu Kim	Sang-Kyun Cha	Il Im
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
4th	2018. 3.23	Appointment of the chairman of Audit committee	Chairman appointed	For	For	For	For
		Delegation of authority for prior approval of non-audit service of external auditor	Delegatee appointed	For	For	For	For

5th	2018. 4.27	Report on US filing consolidated financial statements final audit for the Fiscal year 2017	Original proposal approved	For	For	For	For
		Report on financial statements(separate and consolidated) of the 1Q 2018	Original proposal approved	For	For	For	For

6th	2018. 7.31	Report on final audit for the first half of fiscal year 2018	Original proposal approved	For	For	For	For
		Report on audit result for the first half of fiscal year 2018 and audit plan for second half of fiscal year 2018	Original proposal approved	For	For	For	For
		Report on the result of managing officer recruiting for 1H 2018	Original proposal approved	For	For	For	For
		Report on financial statements(separate and consolidated) of the 1H 2018	Original proposal approved	For	For	For	For

7th	2018. 9.18	Report on Audit Committee’s plan and procedure for the selection of external auditor	Original proposal approved	For	For	For	For
		Report on measures to strengthen KT compliance system	Original proposal approved	For	For	For	For

8th	2018.10.30	Report on Audit Committee’s evaluation criteria for external auditor	Original proposal approved	For	For	For	For
		Report on improvement plan of KT compliance	Original proposal modified and approved	For	For	For	For
		Report on financial statements(separate and consolidated) of the 3Q 2018	Original proposal approved	For	For	For	For

9th	2018.11.29	Report to the Board of Directors about audit result on the main issues	Original proposal approved	For	For	For	For
		Audit Committee’s selection of the external auditor	Samil Pwc was selected as preferred bidder	For	For	For	For

10th	2018.12.10	The final selection of external auditor for FY2019-FY2021	Original proposal approved	For	For	For	For

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc..

•	Briefing on major change in management environment and compliance issue

•	Seminars related with the Audit Committee

•	Educational programs or conference

(5) Education status

Audit Committee education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2018.10.30	Samil PwC	All members	—	Standard Manual and checklist for Audit Committee

(6) Supportive team for Audit Committee

Department	Number of Staffs	Job Position(years served)	Activity history
Compliance Office	5 people	Director 1 (12 years served) Vice director 1 (14 years served) Manager 1 (12 years served) Lawyer 1 (2 years served) Staff 1 (1 years served)

•  Provides prior report on main issues

•  Reports on the result of compliance inspection and main issues

•  Evaluates on inspection result and reports follow up plan

•  Execute orders from Audit Committee

(7) Matters on Compliance officer

•	Name : Byung-Sam Park

•	Qualification : Passed the 35th Korean judicial examination(1993), Lawyer

•	Education

•	Graduated School of Law, Korea University (1990)

•	Studied in Munich University, Germany (2007~2008)

•	Completed executive course in School of Law, Seoul University(2014)

•	Professional experience

•	Completed the 27th training of the Judicial Research and Training Institute(1998)

•	Judge of Daegu, Incheon, Seoul Central and Seoul Southern District Court(1998~2007)

•	Judge of Seoul High Court(2009~2010)

•	Delegated to Constitutional Court(2010~2012)

•	Judge in charge of warrant at Seoul Central District Court(2012~2013)

•	Vice president, Legal Affair Department of Legal Affair Center, KT Ethics Management Office / Legal Affair 1 Department, Legal Affairs office(2013~2015)

•	Head of KT Legal Affair Office, Corporate Planning Group (2017.12.~2018.11.)

•	Head of KT Legal Affair Office (2018.11. ~ Present)

•	Major Activities and results

Items	Date/Period	Contents	Result
Compliance Training	On occasion

•  Legal training for major positions and domestic/global business departments about Monopoly Regulation and Fair Trade Act, Improper Solicitation and Graft Act, Act on Contracts to which the State is a party, Act on Contracts to which a Local Government is a party, Fair Transactions in Subcontracting Act and others (24 sessions)

•  On-line training on Improper Solicitation and Graft Act, Distribution of standard contract forms/ compliance notes for business operation

Nothing significant to report

Contract review and Legal Advise	On occasion	• Legal review on job responsibilities and contracts of employee in company rules (about 6,100 reviews in Domestic/Global)	Nothing significant to report

Compliance communication	On occasion	• Support communication between compliance officer and employee and information about compliance with legal operating system	Nothing significant to report

Strengthen compliance system	4Q 2018

•  Strengthen compliance system by planning reorganization plan/advanced compliance training and defining main legal risk areas and multi-steps check procedure and etc..

•  Establish compliance committee( Final Decision-making Board on compliance matters), compliance offices and etc..

Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position (years served)	Activity history
Compliance Office	5 people	Director 1 (12 years served) Vice director 1 (14 years served) Manager 1 (12 years served) Lawyer 1 (2 years served) Staff 1 (1 years served)

•  Corporate compliance planning

•  Compliance trainings for employees

•  Inspection and evaluation on each compliance area

•  Facilitating compliance to be culturally embedded

•  Provides prior report on main issues

•  Supports compliance decision making entities(Audit committee, Compliance committee and others)

3. Matters on Shareholder’s Exercise of Voting Rights

(1) Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

(2) Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To make minor shareholders can exercise voting right on each agenda with the written vote measure, KT sends voting papers with the AGM notice and shareholders can exercise voting rights by marking for/against on voting paper and mailing back to the company before the meeting.

Articles of Incorporation	Contents
Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

(3) Execution of the Minority Shareholders’ Right

Right user	Contents of the right of the minority shareholder	Purpose of execution of the right	Progress
Tae-Wook Cho and other 34 people	35 people of minority shareholders requested KT to file a law suit against current and former directors	Exercising Minority Shareholders’ Right of Representative suits by shareholders, which is stipulated in Commercial Act Article 542-6 (6) and Article 403	Request accepted on 26th March, 2019

4. Equity Investments

[As of December 31, 2018]							(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	126,064	-5,545
KT Linkus co., Ltd.	3,075,232	87.3%	6,738	—	—	—	3,075,232	87.3%	6,738	54,147	1,216
KT Submarine	8,085,000	39.3%	24,370	—	—	—	8,085,000	39.3%	24,370	130,715	-4,286
KT Telecop Co. Ltd.	5,765,911	86.8%	26,045	—	—	—	5,765,911	86.8%	26,045	272,492	166
KTCS	3,177,426	7.4%	6,427	—	—	—	3,177,426	7.4%	6,427	230,707	11,174
KTIS	10,196,190	29.3%	30,633	—	—	—	10,196,190	29.3%	30,633	229,246	7,900
KT Skylife	23,908,000	50.3%	311,696	—	—	—	23,908,000	50.3%	311,696	797,807	50,961
kt service bukbu	476,094	67.3%	7,089	—	2	—	476,094	67.3%	7,091	30,599	-31
kt service nambu	531,127	76.4%	10,155	—	5	—	531,127	76.4%	10,160	37,452	160
KT New Business Investment Fund No.1	80	90.9%	8,112	-80	-8,112-	—	0	0.0%	—	—	—
KT Data System Co., Ltd.	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	144,231	8,662
KT Estate	15,848,819	100.0%	1,084,522	—	—	—	15,848,819	100.0%	1,084,522	1,691,091	58,707
KT Strategic Investment Fund No. 1	200	90.9%	20,000	—	—	-17,979	200	90.9%	2,021	2,260	26
SkylifeTV co., Ltd.	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	47,857	1,770
KT SB Data service	3,774,000	51.0%	18,870	—	—	-14,766	3,774,000	51.0%	4,104	8,632	-9,576
BC card	3,059,560	69.5%	633,004	—	—	—	3,059,560	69.5%	633,004	3,652,646	95,504
H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	91,948	536
KT Hitel	22,750,000	63.7%	120,078	—	—	—	22,750,000	63.7%	120,078	272,708	657
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	137,458	519
KT mhows Co., Ltd.	760,000	76.0%	6,794	—	—	—	760,000	76.0%	6,794	60,197	3,691
KT M&S Co., Ltd.	47,400,000	100.0%	26,764	—	—	—	47,400,000	100.0%	26,764	228,073	11,208
Genie Music Co., Ltd.	20,904,514	50.0%	37,417	—	—	—	20,904,514	42.5%	37,417	221,559	6,374
Nasmedia Co., Ltd	3,742,406	42.8%	23,051	—	—	—	3,742,406	42.8%	23,051	229,197	15,458
PlayD	17,393	33.3%	20,000	—	—	—	17,393	33.3%	20,000	90,006	6,038
KT Sat	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	685,926	4,921
KT Strategic Investment Fund No. 2	200	90.9%	20,000	—	—	-7,027	200	90.9%	12,973	20,106	5,843
KT Strategic Investment Fund No. 3	130	86.7%	13,000	—	—	—	130	86.7%	13,000	12,668	-2,268
KT -Music Contents Investment fund no.1	3,150,050,000	23.3%	3,150	—	—	—	3,150,050,000	23.3%	3,150	14,092	294
KT Sprorts	1,320,000	66.0%	6,600	—	—	—	1,320,000	66.0%	6,600	9,560	-154
KT -Michigan Global Contents Fund	9,420,000,000	53.5%	9,420	—	—	—	9,420,000,000	53.5%	9,420	12,741	-670
Autopion	400,000	100.0%	2,000	—	—	—	400,000	100.0%	2,000	8,838	502
KT M mobile	40,000,000	100.0%	200,000	—	—	—	40,000,000	100.0%	200,000	146,334	-9,951
Kt investment.inc	4,000,000	100.0%	20,000	—	—	—	4,000,000	100.0%	20,000	16,693	-34
KT Strategic Investment Fund No. 4	95	95.0%	9,500	95	9,500	—	190	95.0%	19,000	18,735	-1,657
KT -Music Contents Investment fund no.2	2,000,000,000	26.7%	2,000	—	—	—	2,000,000,000	26.7%	2,000	7,629	-142
Korea Telecom America, Inc.	4,500	100.0%	2,376	—	—	—	4,500	100.0%	2,376	4,218	350
Korea Telecom Japan Co., Ltd.	1,617	100.0%	—	—	—	—	1,617	100.0%	—	1,326	-126
Korea Telecom China Co., Ltd.	—	100.0%	2,160	—	—	—	0	100.0%	2,160	661	10
KT Dutch B.V.	222,098	100.0%	55,847	—	—	-23,488	222,098	100.0%	32,359	31,693	105
PT.KT Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	8	—
kt Belgium	81,049,999	99.9%	86,432	—	—	-31,920	81,049,999	100.0%	54,512	90,172	-43
KT ORS Belgium	1,829,999	99.9%	1,961	4,400,000	4,943	—	6,229,999	99.9%	6,904	6,709	-46
KBTO	237,240	92.3%	7,757	128,000	3,983	-11,740	365,240	96.2%	—	1,364	-3,771
KT MOS Bukbu	—	0.0%	—	409,991	6,831	—	409,991	100.0%	6,831	14,121	-782
KT MOS Nambu	—	0.0%	—	248,515	5,462	—	248,515	98.4%	5,462	14,313	-2,418
Next connect PFV	—	100.0%	—	73,130,099	23,421	—	73,130,099	100%	23,421	385,769	-12,449
Hong Kong Telecom	405,000	100.0%	460	—	—	—	405,000	100.0%	460	3,616	351

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2020 AGM

Hyeon Mo Ku	President	March 2016	January 13, 1964	2019 AGM

Seong Mok Oh	President	March 2018	August 20, 1960	2019 AGM

Outside Directors (1)

Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2020 AGM

Do Kyun Song	Senior Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2019 AGM

Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2019 AGM

Gae-Min Lee	(Former)Editor-in-chief, The Korea Economic Daily	March 2017	November 1, 1946	2020 AGM

Il Lim	Professor, Business Administration, Yeonsei University	March 2017	March 20, 1966	2020 AGM

Suk-Gwon Chang	Dean, School of Business, Hanyang University	March 2014	February 21, 1956	2020 AGM

Gang-chul Lee	Independent Director, Ultra V Co., Ltd.	March 2018	May 6, 1947	2021 AGM

Dae-You Kim	Former Vice Chairman, Wonik Investment Partners	March 2018	July 21, 1951	2021 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

2. Senior Management

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
In-Hoe Kim	President, Corporate Planning Group	5	June 25, 1964

Dong-Myun Lee	President, Institute of Convergence Technology	27	October 15, 1962

Cheol-Soo Kim	Senior Executive Vice President, Customer Business Group	5	February 7, 1963

Sang-Bong Nam	Senior Executive Vice President, Ethics Office	6	October 19, 1963

Byung-Sam Park	Executive Vice President, Legal Affairs Office	6	October 13, 1966

Yoon-Young Park	Senior Executive Vice President, Enterprise Business Group	27	April 18, 1962

Jong-Ook Park	Executive Vice President, Strategy & Planning Office	28	January 24, 1962

Soo-Jung Shin	Senior Executive Vice President, IT Planning Office	4	August 10, 1965

Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Business Office	12	June 14, 1963

Jong-Jin Yoon	Senior Executive Vice President, Public Relations Office	4	February 9, 1964

Dae-San Lee	Senior Executive Vice President, Chief Operating Office, Corporate Management Group	32	January 10, 1961

Pill-Jai Lee	Senior Executive Vice President, Marketing Group	31	October 3, 1961

Hong-Beom Jeon	Executive Vice President, Infra Laboratory	27	October 3, 1962

Young-Myoung Kim	Executive Vice President, Energy Platform Business Unit	30	November 13, 1961

Young-Sik Kim	Executive Vice President, Intelligent Network Service Unit	29	March 15, 1961

Weon-Kyung Kim	Executive Vice President, GiGA Service Business Unit	28	June 15, 1963

June-Keun Kim	Executive Vice President, Safety and Security Platform Business Unit	8	November 12, 1966

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
Hee-Su Kim	Executive Vice President, KT Institute of Economics & Business Research	8	October 15, 1962

Kyeong-Weon Park	Executive Vice President, Daegu Sales Headquarter	30	June 25, 1963

Dae-Su Park	Executive Vice President, Business Relations Group	30	October 28, 1963

Sang-Hoon Park	Executive Vice President, Gangbuk Network O&M Headquarter	29	September 29, 1962

Chang-Seok Seo	Executive Vice President, Network Strategy Unit	25	July 5, 1967

Kyung-Min Song	Executive Vice President, CEO Office	27	November 25, 1963

Jae-Ho Song	Executive Vice President, Media Platform Business Unit	26	March 26, 1966

Hyun-Yok Sheen	Executive Vice President, Corporate Management Group	25	August 25, 1968

Sang-Keun Ahn	Executive Vice President, Southern Seoul Sales Headquarter	22	September 10, 1962

Kyung-Keun Yoon	Executive Vice President, Financial Management Office	28	January 14, 1963

Hye-Jeong Yun	Executive Vice President, Big Data Business Support Unit	28	June 12, 1966

Seung-Yong Lee	Executive Vice President, Communication Business Relations Office	26	May 18, 1964

Hyeon-Seuk Lee	Executive Vice President, Device Business Unit	22	November 12, 1966

Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	5	July 12, 1968

Yoon-Sik Jeong	Executive Vice President, Enterprise Customer Business Unit	10	September 30, 1964

Young-min Choi	Executive Vice President, KT Group HR Development Academy	4	September 8, 1961

Myung-Beom Pyun	Executive Vice President, Sales Operating Business Unit	22	June 19, 1960

In-Sik Kang	Senior Vice President, Media Contents Department	11	March 27, 1960

Kyoung-Woo Ko	Senior Vice President, Busan Network O&M Headquarter	28	February 6, 1963

Yoon-Jeon Koh	Senior Vice President, External Training	23	July 12, 1967

Choong-Rim Ko	Senior Vice President, Strategic Channel Business Unit	24	January 11, 1967

Ki-Yeon Kwak	Senior Vice President, External Training	22	October 8, 1971

Kwang-Dong Kim	Senior Vice President, Future Convergence Policy Department	3	November 24, 1970

Ki-Taek Kim	Senior Vice President, Chungbuk Sales Headquarter	19	August 2, 1965

Man-Sik Kim	Senior Vice President, Communications Policy Department 1	14	April 9, 1967

Byung-Kyun Kim	Senior Vice President, Device Development Department	21	April 23, 1968

Bong-Gyun Kim	Senior Vice President, Biz Customer Business Unit	21	October 3, 1972

Bong-Ki Kim	Senior Vice President, Convergence Laboratory Security Design TF	24	May 7, 1968

Sung-In Kim	Senior Vice President, Global Business Unit	24	January 13, 1969

Young-Woo Kim	Senior Vice President, Global Business Development Unit	13	May 6, 1967

Young-In Kim	Senior Vice President, Network Strategy Department	22	December 1, 1968

Young-Jin Kim	Senior Vice President, CEO Office Department 1	22	December 27, 1967

Young-Ho Kim	Senior Vice President, Northern Seoul Sales Headquarter	22	September 3, 1966

Yi-Han Kim	Senior Vice President, Enterprise Business Performing Unit	23	January 29, 1966

Jae-Kyung Kim	Senior Vice President, Corporate Strategy Research Department	23	February 7, 1971

Jin-Koog Kim	Senior Vice President, Group Relations Unit	24	December 15, 1965

Jin-Han Kim	Senior Vice President, AI Tech Center	27	July 6, 1963

Chae-Hee Kim	Senior Vice President, AI Business Unit	15	February 11, 1974

Cheol-Kee Kim	Senior Vice President, Future Business Relations Office	23	January 10, 1970

Tae-Gyun Kim	Senior Vice President, Honam Network O&M Headquarter	24	May 6, 1971

Hyeon-Soo Kim	Senior Vice President, External Training	28	July 15, 1966

Hye-Joo Kim	Senior Vice President, Big Data Business Planning Department	3	May 31, 1970

Hoon-Bae Kim	Senior Vice President, New Media Business Center	22	December 13, 1963

Pyeong Ryu	Senior Vice President, Small&Medium Business Customer Department	27	October 24, 1966

Sung-Uk Moon	Senior Vice President, New Renewable Energy Business Department	6	April 9, 1972

Young-Il Moon	Senior Vice President, Data & Information Security Unit	22	December 18, 1966

Jung-Yong Moon	Senior Vice President, Platform Service Business Unit	29	August 24, 1962

Hye-Byung Min	Senior Vice President, Corporate Planning Department	22	October 24, 1969

Yong-Man Park	Senior Vice President, Jeonbuk Sales Headquarter	27	August 2, 1965

Jeong-Jun Park	Senior Vice President, Enterprise Customer Department 1	8	October 8, 1967

Jong-Ryeol Park	Senior Vice President, SCM Strategy Office	32	March 14, 1963

Joon-Hyun Park	Senior Vice President, Business Portfolio Department	22	August 1, 1971

Hyun-Jin Park	Senior Vice President, 5G Service Business Unit	19	September 10, 1968

Hyo-Il Park	Senior Vice President, CEO Office	18	January 7, 1970

Gyu-Tae Baek	Senior Vice President, Service Laboratory	23	March 3, 1959

Kyung-Cheol Seo	Senior Vice President, Chungbuk Sales Headquarter	27	November 21, 1967

Young-Soo Seo	Senior Vice President, Chungcheong Network O&M Headquarter	26	September 1, 1968

Young-Il Seo	Senior Vice President, Blockchain Biz Center	23	March 29, 1969

So-Hee Shin	Senior Vice President, Global Sales Department 1	27	May 10, 1968

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
Chang-Yong Ahn	Senior Vice President, Gangnam Network O&M Headquarter	26	January 27, 1966

Chi-Yong Ahn	Senior Vice President, Sales Operating Business Unit	24	October 19, 1966

Yul-Mo Yang	Senior Vice President, Media Public Relations Department 3	3	April 8, 1967

Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1	October 9, 1973

Gi-Seob Oh	Senior Vice President, Jeonnam Sales Headquarter	33	March 29, 1962

Mi-Na Oh	Senior Vice President, International Network O&M Center	25	April 11, 1969

Byung-Ki Oh	Senior Vice President, Global Sales Department 2	22	January 31, 1964

Hun-Yong Oh	Senior Vice President, Platform IT Service Unit	27	February 25, 1966

Kyung-Hwa Ok	Senior Vice President, S/W Development unit	27	October 3, 1968

Heung-Jae Won	Senior Vice President, Customer Strategy Unit	27	October 25, 1967

Yong-Kyu Yoo	Senior Vice President, Future Business Strategy Unit	17	June 20, 1971

Chang-Kyu Yoo	Senior Vice President, Gangwon Sales Headquarter	27	October 1, 1966

Kang-Soo Lee	Senior Vice President, Infra Service Unit	22	January 10, 1967

Mi-Hyang Lee	Senior Vice President, Biz Incubation Center	29	January 26, 1965

Mi-Hee Lee	Senior Vice President, IT Service Innovation Department	26	April 7, 1970

Sun-Woo Lee	Senior Vice President, Infra Laboratory	28	January 17, 1966

Sun-Joo Lee	Senior Vice President, Sustainability Management Unit	27	July 5, 1969

Sung-Man Lee	Senior Vice President, IT Strategy & Planning Department	28	September 1, 1965

Su-Kil Lee	Senior Vice President, Network Research Technology Support Unit	19	March 19, 1968

Yong-Gyoo Lee	Senior Vice President, 5G Platform Development Unit	22	March 20, 1965

Won-Joon Lee	Senior Vice President, Human Resources Office	22	November 24, 1967

June-Sup Lee	Senior Vice President, S/W Development unit	5	March 15, 1962

Jin-Woo Lee	Senior Vice President, Enterprise Service Unit	26	January 19, 1966

Chang-Geun Lee	Senior Vice President, Public Customer Business Unit	26	December 11, 1967

Chang-Ho Yi	Senior Vice President, Transformation Unit	22	April 12, 1972

Han-Sup Lee	Senior Vice President, Global Consulting/Service Delivery Unit	19	March 6, 1966

Jong-Taek Lim	Senior Vice President, Management Support Office	24

Min Jang	Senior Vice President, CEO Office Department 2	22	February 27, 1968

Dae-Jin Jang	Senior Vice President, Group Contents Strategy Department	22	September 10, 1971

Jung-Soo Jung	Senior Vice President, Busan Sales Headquarter	25	September 1, 1966

Chang-Hwan Cho	Senior Vice President, Tax Department	14	May 10, 1962

Jung-Yong Ji	Senior Vice President, Network O&M Unit	25	May 17, 1968

Keun-Ha Chin	Senior Vice President, Ethics Department 1	26	July 7, 1968

Kang-Rim Choi	Senior Vice President, Connected Car Biz Center	6	September 30, 1974

Je-Ho Choi	Senior Vice President, Big Data Analysis P-TF	2	December 2, 1968

Chan-Ki Choi	Senior Vice President, Chungnam Sales Headquarter	19	May 11, 1966

Ho-Chang Choi	Senior Vice President, Group Communication Department	21	July 25, 1971

Sang-Hyun Han	Senior Vice President, Enterprise Business Consulting Unit	31	April 2, 1963

Ja-Kyung Han	Senior Vice President, Energy Intelligence TF	22	July 16, 1971

Yong-Sun Hae	Senior Vice President, Western Seoul Sales Headquarter	30	June 22, 1963

Suk-Zoon Huh	Senior Vice President, Marketing Strategy Department	26	August 9, 1967

Gyung-Pyo Hong	Senior Vice President, Convergence Laboratory	32	June 10, 1962

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Does not include period of employment by KT Corporation’s affiliates.

3. Current Status of Employees

(Unit: Persons, Years, Won million)

Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	General	Other	Total
Total	23,409	426	23,835	20.0	1,820,726	81

•	Number of employees as of December 31, 2018.

•	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2018 divided by number of employees as of December 31, 2018.

•	Average payroll per person: Calculated using yearly average number of employees (23,409 employees).

4. Remuneration to Executive Officers

(1)	Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

		(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
3 Inside Directors	3,496	6,500	1,165
8 Outside Directors	684		86

•	The total amount paid and the average amount paid per person include the compensation for directors who resigned in 2018.

(2) Remuneration paid to Inside Directors

	(Unit: Won million)
Name	Position	Total Amount Paid
Chang-Gyu Hwang	Chief Executive Officer	1,449
Hyeon Mo Ku	President	709
Heon Moon Lim	President	680
Seong Mok Oh	President	658

•	Heon Moon Lim left KT on January 10, 2018.

Name	Type		Total Amount Paid	Note
Chang-Gyu Hwang	Earned income	Salary	573	Based on the resolution of the board of directors, the total base pay was 373 million won and the total position pay was 200 million won
		Incentives	868

Based on the resolution of the board of directors, the incentives has been decided by evaluating revenue and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively. The short-term incentives can be 0~250% of the base pay and the long-term incentives can be 0~340% of the base pay.

We have calculated and paid 868 million won in consideration of the earning results and the strengthened business competitiveness in AI and future businesses.

		Stock option	—	—
		Fringe benefits	9	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid	Note
Hyeon Mo Ku	Earned income	Salary	375	Based on the resolution of the board of directors, the total base pay was 275 million won and the total position pay was 100 million won.
		Incentives	317

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~119% of the base pay.

We have calculated and paid 317 million won in consideration of leading company strategy and cost innovation as the chief of the management group.

		Stock option	—	—
		Fringe benefits	17	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid	Note
Heon Moon Lim	Earned income	Salary	9	Based on the resolution of the board of directors, the total base pay was 283 million won and the total position pay was 100 million won.
		Incentives	312

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~119% of the base pay. We have calculated and paid 312 million won in consideration of achieving sales and profit target and qualitative subscriber growth as the chief of Marketing Office.

		Stock option	—	—
		Fringe benefits	2	Including medical expenses, health checkup costs
	Retirement income		357	Paid in accordance with the regulation of executive severance pay
	Others		—	—

Name	Type		Total Amount Paid	Note
Seong Mok Oh	Earned income	Salary	363	Based on the resolution of the board of directors, the total base pay was 266 million won and the total position pay was 100 million won.
		Incentives	286

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~120% of the base pay. We have calculated and paid 598 million won in consideration of leading 5G technology as the chief of Network Group.

		Stock option	—	—
		Fringe benefits	9	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

(3) Grant and Exercise of Stock Option

*	Not applicable as of December 31, 2018.